    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 11, 1997
                                                     REGISTRATION NO. 333-4873

==============================================================================
                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                    ------
                               AMENDMENT NO. 5
                                      to
                                  FORM SB-2
                            REGISTRATION STATEMENT
                                    Under
                          The Securities Act of 1933
                                    ------
                       U.S. GOLF AND ENTERTAINMENT INC.
                (Name of small business issuer in its charter)

             Delaware                           7999                               11-3320969
 (State or other jurisdiction of    (Primary Standard Industrial                (I.R.S. Employer
  incorporation or organization)     Classification Code Number)             Identification Number)

                                4 Henry Street
                           Commack, New York 11725
                                (516) 499-7007
             (Address and telephone number of principal executive
                   offices and principal place of business)
                                    ------
                           Edward C. Ross, Chairman
                       U.S. Golf and Entertainment Inc.
                                4 Henry Street
                           Commack, New York 11725
                                (516) 499-7007
          (Name, address and telephone number of agent for service)
                                    ------
                                  Copies to:

        Norman M. Friedland, Esq.                    Harold E. Berritt, Esq.
         David R. Fishkin, Esq.                      Michael G. Taylor, Esq.
Ruskin, Moscou, Evans & Faltischek, P.C.                 Rubin Baum Levin
          170 Old Country Road                    Constant Friedman & Bilzin
         Mineola, New York 11501                  200 South Biscayne Boulevard
             (516) 663-6600                                25th Floor
          (516) 663-6641 (fax)                        Miami, Florida 33131
                                                        (305) 374-7580
                                                      (305) 374-7593 (fax)
                                       ------
   Approximate Date of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]
                                    ------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=============================================================================

                       CALCULATION OF REGISTRATION FEE

==============================================================================

                                                          Proposed Maximum     Proposed Maximum
Title of Each Class of Securities to be    Amount to be  Offering Price Per   Aggregate Offering      Amount of
               Registered                   Registered      Security (1)          Price (1)        Registration Fee
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001
 per share(2)...........................    1,460,500          $6.75            $9,858,375           $3,399.44
--------------------------------------------------------------------------------------------------------------------
Stock Purchase Warrants(3)  ............      127,000          $ .001           $      127           $     .044
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per
 share(4)  .............................      127,000          $8.45            $1,073,150           $  370.05
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per
 share(5)  .............................      700,000          $6.75            $4,725,000           $1,629.31
--------------------------------------------------------------------------------------------------------------------
Total Registration Fee(6)  ...................................................................       $5,525.84
====================================================================================================================

 (1) Estimated solely for purposes of calculating the registration fee.

 (2) Based on the offering of 1,270,000 shares of Common Stock and 190,500 shares of Common Stock pursuant to the over-allotment.

 (3) To be issued to the Underwriter; the resale thereof is also covered hereby.

 (4) Represents shares of Common Stock issuable upon the exercise of the Stock Purchase Warrants; the resale thereof is also covered hereby.

 (5) Represents shares of Common Stock held by the Selling Stockholders (the "Additional Stock"); the resale thereof is also covered hereby.

 (6) A Registration Fee of $13,141 was paid in connection with the initial filing of the Registration Statement on May 31, 1996.

   Also registered hereunder are an indeterminable number of shares of Common Stock which may be issued pursuant to anti-dilution provisions of the Stock Purchase Warrants.

                       U.S. GOLF AND ENTERTAINMENT INC.
                            CROSS REFERENCE SHEET

Item Number                   Caption in Form SB-2                             Location in Prospectus
-----------                   --------------------                             ----------------------
     1.           Forepart of the Registration Statement and Outside
                  Front Cover Page of Prospectus ........................   Outside Front Cover Page

     2.           Inside Front and Outside Back Cover Pages of
                  Prospectus ............................................   Inside Front and Outside Back Cover Pages

     3.           Summary Information and Risk Factors ..................   Prospectus Summary; Risk Factors

     4.           Use of Proceeds .......................................   Use of Proceeds

     5.           Determination of Offering Price........................   Outside Front Cover Page; Underwriting

     6.           Dilution ..............................................   Dilution

     7.           Selling Security Holders ..............................   Selling Stockholders; Plan of Distribution

     8.           Plan of Distribution...................................   Outside Front Cover Page; Selling Stockholders; Plan
                                                                            of Distribution; Underwriting

     9.           Legal Proceedings......................................   Business - Legal Proceedings

    10.           Directors, Executive Officers, Promoters and
                  Control Persons .......................................   Management

    11.           Security Ownership of Certain Beneficial Owners
                  and Management  .......................................   Principal Stockholders

    12.           Description of Securities..............................   Description of Securities; Underwriting

    13.           Interest of Named Experts and Counsel..................   Legal Matters

    14.           Disclosure of Commission Position on
                  Indemnification for Securities Act Liabilities.........   Management -- Limitation of Liability and
                                                                            Indemnification Matters

    15.           Organization Within Last Five Years....................   Certain Transactions

    16.           Description of Business ...............................   Prospectus Summary; Capitalization; Management's
                                                                            Discussion and Analysis of Financial Condition and
                                                                            Results of Operations; Business; Financial Statements

    17.           Management's Discussion and Analysis of Plan of
                  Operation .............................................   Management's Discussion and Analysis of Financial
                                                                            Condition and Results of Operations

    18.           Description of Property ...............................   Business - Properties

    19.           Certain Relationships and Related Transactions.........   Certain Transactions

    20.           Market for Common Equity and Related Stockholder
                  Matters................................................   Shares Eligible for Future Sale; Description of
                                                                            Securities

    21.           Executive Compensation.................................   Management

    22.           Financial Statements...................................   Financial Statements

    23.           Changes in and Disagreements With Accountants on
                  Accounting and Financial Disclosures...................   Inapplicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS
                 SUBJECT TO COMPLETION, DATED APRIL 11, 1997
                       U.S. GOLF AND ENTERTAINMENT INC.
                       1,270,000 SHARES OF COMMON STOCK

   This Prospectus relates to an offering (the "Offering") of 1,270,000 shares of common stock, par value $.001 per share (the "Common Stock"), of U.S. Golf and Entertainment Inc. (the "Company").

   This Prospectus also relates to the resale of up to an additional 700,000 shares of Common Stock (the "Additional Stock") on behalf of certain selling stockholders (the "Selling Stockholders"), which shares of Common Stock will not be offered as part of the underwritten offering; however, if such shares are sold prior to eighteen (18) months after the date of this Prospectus (the "Effective Date"), the Selling Stockholders will receive a maximum of $2.90 per share in the case of 500,000 shares of Common Stock and a maximum of $1.25 per share in the case of 200,000 shares of Common Stock, and the proceeds from any sale of these shares of Additional Stock in excess of the sale price of $2.90 per share or $1.25 per share, as the case may be, shall inure to the Company as working capital. See "Certain Transactions" and "Selling Stockholders; Plan of Distribution."

   As of December 31, 1996, the Company and its constituents had accumulated losses of $1,360,586. The Company is continuing to incur losses and could incur significant additional losses for the foreseeable future.

   Prior to the Offering, there has been no market for the Common Stock. It is currently estimated that the initial public offering price of the Common Stock will be between $6.25 and $6.75 per share. The offering price of the shares of Common Stock is not necessarily related to the Company's assets, book value, results of operations, or other established criteria of value, and should not be regarded as any indication of the future market price of the Securities. See "Risk Factors," "Description of Securities" and "Underwriting."
                                    ------
THE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY
    PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. IN
        ADDITION, PURCHASERS OF THE SECURITIES WILL SUFFER IMMEDIATE
            SUBSTANTIAL DILUTION. SEE "RISK FACTORS" ON PAGES 6-11
                      OF THIS PROSPECTUS AND "DILUTION."
                                    ------
THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                  ADEQUACY OF THIS PROSPECTUS. ANY
                      REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

========================================================================================================
                                                    Underwriter's Discounts     Proceeds to the Company
                            Price to the Public       and Commissions (1)               (2)(3)
--------------------------------------------------------------------------------------------------------
Common Stock............       $                         $                          $
--------------------------------------------------------------------------------------------------------
Total Offering (3)  ....    $                         $                           $
========================================================================================================

                      FIRST UNITED EQUITIES CORPORATION
                            200 GARDEN CITY PLAZA
                         GARDEN CITY, NEW YORK 11530
                                (516) 739-4500
                THE DATE OF THIS PROSPECTUS IS APRIL __, 1997

(Continued from preceding page)

------
(1) See "Underwriting" for additional compensation to the Underwriter (assuming an initial public offering price of $6.50 per share) consisting of (i) three (3%) percent of the gross proceeds of the Offering ($247,650, or $284,798 if the Over-Allotment Option (as defined below) is exercised in full as a non-accountable expense allowance, of which $25,000 has been paid to date, (ii) warrants (the "Stock Purchase Warrants") exercisable for four years, commencing one year from the Effective Date, to purchase 127,000 shares of Common Stock at a price of $8.45 per share, (iii) a $108,000 financial consulting fee pursuant to a 3-year consulting agreement, and (iv) a fee of 5% of the first $5,000,000 and 2.5% of the excess over $5,000,000 of the consideration received or paid by the Company in connection with certain mergers, acquisitions or joint ventures introduced by the Underwriter to which the Company is a party for a period of three (3) years from the Effective Date. In addition, the Company has agreed to indemnify the Underwriter against civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" for other agreements between the Company and the Underwriter which may be considered additional underwriting compensation.

(2) Assuming the Over-Allotment Option is not exercised, and before deducting offering expenses payable by the Company. The Selling Stockholders will not bear any expense related to the Offering.

(3) The Company has granted to the Underwriter a 45-day option to purchase up to an additional 190,500 shares of Common Stock at the price to the public less Underwriter's discounts and commissions, solely to cover over allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full the total price to the public, Underwriter's discounts and commissions, and proceeds to the Company will be $9,493,250, $1,234,123 and $7,855,277, respectively. See "Underwriting".

   The shares of Common Stock offered by this Prospectus are offered by the Underwriter on a firm commitment basis subject to prior sale, when, as and if accepted by the Underwriter and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of certificates evidencing the Common Stock will be made at the offices of the Underwriter, 200 Garden City Plaza, Garden City, New York, 11530 on or about
April   , 1997.

                                    ------

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   A SIGNIFICANT AMOUNT OF THE COMMON STOCK TO BE SOLD IN THIS OFFERING MAY BE SOLD TO CUSTOMERS OF THE UNDERWRITER. THIS MAY AFFECT THE MARKET FOR AND LIQUIDITY OF THE COMPANY'S COMMON STOCK IN THE EVENT THAT ADDITIONAL BROKER-DEALERS DO NOT MAKE A MARKET IN THE COMPANY'S COMMON STOCK, OF WHICH THERE CAN BE NO ASSURANCE.

   ALTHOUGH THE UNDERWRITER HAS NO OBLIGATION TO DO SO, THE UNDERWRITER MAY FROM TIME TO TIME ACT AS A MARKET MAKER AND OTHERWISE EFFECT TRANSACTIONS IN THE COMPANY'S COMMON STOCK. IF THE UNDERWRITER PARTICIPATES IN THE MARKET, IT MAY BECOME A DOMINATING INFLUENCE IN THE MARKET FOR THE COMMON STOCK. HOWEVER, THERE IS NO ASSURANCE THAT THE UNDERWRITER WILL BE A DOMINATING INFLUENCE. THE PRICES AND LIQUIDITY OF THE COMMON STOCK OFFERED HEREBY MAY BE SIGNIFICANTLY AFFECTED BY THE DEGREE OF THE UNDERWRITER'S PARTICIPATION IN SUCH MARKET. THE UNDERWRITER MAY DISCONTINUE SUCH ACTIVITIES AT ANY TIME OR FROM TIME TO TIME. SEE "RISK FACTORS -- NO PRIOR TRADING MARKET."

                            AVAILABLE INFORMATION

   The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2, pursuant to the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in said Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to said Registration Statement and exhibits which may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement including the exhibits thereto, can also be accessed through the EDGAR terminals in the Commission's Public Interest Rooms in Washington D.C. or through the World Wide Web at http://www.sec.gov.

   The Company intends to furnish its stockholders with annual reports containing audited financial statements and such interim reports as it deems appropriate or as may be required by law. The Company's fiscal year ends December 31.

   The Company will provide without charge to each person who receives this Prospectus, upon written or oral request of such person, a copy of the Registration Statement (excluding exhibits) by contacting the Company at 4 Henry Street, Commack, New York 11725, telephone (516) 499-7007, attention:
Chief Financial Officer.

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by the more detailed information, including risk factors, and the financial statements appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk, including, without limitation, risks relating to the Company's limited history of operations, operating losses which are expected to continue, potential need for additional funds, intense competition, dependence on key personnel, and the compensation payable to the Underwriter. See "Risk Factors." Unless otherwise indicated, (i) all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option and
(ii) reference to the Company means the Company and its constituent entities.

                                 THE COMPANY

   U.S. Golf and Entertainment Inc. (the "Company") is seeking to become a national owner/operator of upscale, high-volume, golf practice and instructional centers and related recreational facilities. The Company's facilities are intended to provide attractive and affordable practice and teaching venues to a large and increasing golf population. The Company currently operates the Commack Golf and Family Recreation Center, a modern 19-acre, 120-tee facility located in central Long Island (the "Commack Golf Center"). The Commack Golf Center offers year-round facilities for driving, pitching, putting, chipping and sand play, as well as an 18-hole miniature golf course, a snack bar, a full-service pro shop and a golf learning center. The Company is developing, and expects to open in early 1998, an upscale golf driving range and teaching center on 7.5 acres in Englewood, New Jersey (the "Englewood Facility"), and is a limited partner (with a 50% ownership interest) in a newly-organized partnership (the "Monticello Partnership") that is developing an 18-hole daily fee public golf course, driving range and instructional center in Monticello, New York (the "Monticello Facility"). The Company's management believes that their business experience, marketing skills and industry relationships will provide the Company with opportunities to acquire, develop and/or open other golf practice facilities and learning centers.

   Over the past decade, the popularity of golf throughout the United States and the demand for golf courses and golf driving range facilities has experienced continued growth. According to the National Golf Foundation ("NGF"), the number of golfers in the United States increased to approximately 25 million players in 1995 from approximately 21.2 million players in 1987. Management believes that this trend will continue for the foreseeable future as golf becomes an increasingly popular recreational activity. Industry statistics of the NGF indicate that women and juniors are learning and playing golf in increasing numbers. Management believes these population segments will be important factors in increasing the demand for golf practice and instructional facilities of the type the Company presently owns and intends to open in the future.

   The Commack Golf Center was opened in March, 1995, and had incurred losses of $423,419 for the period from March 1, 1995 to December 31, 1995 and $937,167 for the year ended December 31, 1996, on revenues of $719,374 and $818,211, respectively, for such periods.

   The Company's strategy involves opening new golf practice centers and acquiring existing well- located centers. The Company recognizes that the fragmented state of the golf practice industry (according to the Golf Range and Recreation Association of America, more than 90% of the approximately 2,000 stand-alone golf driving ranges in the United States are managed by individual owner-operators) presents numerous opportunities for the Company to acquire, upgrade and renovate golf facilities and to realize economies of scale through efficiencies of management, purchasing and marketing. The Company's management team, which includes Chuck Workman who has more than 25 years experience in operating and managing golf facilities, believes that it has the necessary industry experience and, upon consummation of the Offering, will have the financial resources to effectively implement its strategy. The Company currently has no definitive agreements with respect to the acquisition or development of additional golf practice centers or related recreational facilities, except for the Englewood Facility, the Monticello Facility and an option to acquire, from its Senior Vice President at fair market value, rights to operate a golf practice facility and pro shop at Bethpage State Park, a well-known multiple golf course facility (the "Bethpage Facility").

   The Company's executive offices are located at 4 Henry Street, Commack, New York 11725. The Company's telephone number is (516) 499-7007.

                                 THE OFFERING

Securities Offered by the
  Company(1) ..................  Common Stock -- 1,270,000 shares of Common
                                 Stock

  Offering Price  .............  $      per share of Common Stock

Securities Offered by the
  Selling Stockholders.........  The Prospectus also relates to the offer and resale of up to 700,000 shares of Common
                                 Stock by certain Selling Stockholders (the
                                 "Additional Stock"). Such shares of Common
                                 Stock will not be offered as part of the underwritten offering. If sold within eighteen (18) months of the Effective Date, the Company will receive the proceeds of the sale of Common Stock by the Selling Stockholders in excess of $2.90 per share in the case of 500,000 shares of Common Stock to be sold by certain of the Selling Stockholders, or $1.25 per share in the case of 200,000 shares of Common Stock to be sold by certain other Selling Stockholders. All of the Additional Stock is subject to an eighteen (18) month lock-up period from the Effective Date. However, the Underwriter may, in its sole discretion, release any or all of the Additional Stock from such lock-up at any time on or after to the Effective Date. See "Selling Stockholders; Plan of Distribution."

Common Stock Outstanding:

  Prior to the Offering(2) ....  1,265,000 shares of Common Stock

  After the Offering(2)(3) ....  2,535,000 shares of Common Stock.

  Use of Proceeds..............  Repayment of Bridge Loans and certain short term liabilities; development of the
                                 Englewood Facility; capital contribution to the partnership which is developing the Monticello Facility; leasing, acquisition and opening of golf centers and related recreational facilities; development of additional recreational facilities at the Commack Golf Center and working capital. See "Use of Proceeds."

  Proposed NASDAQ
     Symbol (4) ...............  Common Stock -- USGO

------
(1) Does not include 190,500 shares of Common Stock reserved for issuance upon the exercise of the Underwriter's Over-Allotment Option.

(2) Does not include: (i) 900,000 shares of Common Stock reserved for issuance upon the exercise of options under the Company's 1996 Stock Option Plan, of which options to purchase an aggregate of 650,000 have been granted to Messrs. Stuart Goldstein, Edward Ross and Chuck Workman, executive officers of the Company; and (ii) 100,000 shares of Common Stock reserved for issuance upon the exercise of options under the Company's 1996 Non-Employee Director Stock Option Plan, of which options to purchase 5,000 shares have been granted to Mr. Garry Howatt, a non-employee director of the Company's Board of Directors. See "Management -- Stock Option Plans" and "Certain Transactions."

(3) Does not include: (i) up to 127,000 shares of Common Stock issuable upon the exercise of the Stock Purchase Warrants; or (ii) up to 190,500 shares of Common Stock issuable upon the exercise of the Underwriter's Over-Allotment Option; or (iii) 150,000 shares of Common Stock issuable upon the exercise of warrants issued pursuant to a private offering to accredited investors of an aggregate of 150,000 common stock purchase warrants (the "Bridge Warrants") and (y) $1,140,000 of 15% promissory notes (the "Bridge Loans"), pursuant to a Confidential Private Placement Memorandum dated October 23, 1996 (the "PPM"), as amended.

(4) The Company has applied for listing on the NASDAQ SmallCap Market. A NASDAQ SmallCap listing provides no assurance that an active, liquid trading market will develop or, if developed, will be sustained.

                            SUMMARY FINANCIAL DATA

                                                           For the Years Ended
                                                               December 31,
                                                     ------------------------------
            Statement of Operations Data                 1995(4)           1996
            ----------------------------             -------------   --------------
Operating Revenue  ................................    $  719,374      $   818,211
Operating Expenses  ...............................    $1,021,666      $ 1,275,666
Selling, General and Administrative Expenses  .....    $   87,555      $   173,150
Loss From Operations  .............................    $ (389,847)     $  (630,605)
Amortization of Discounts attributable to Warrants     $       --      $   226,000
Interest Expense  .................................    $   33,572      $    80,562
Net Loss  .........................................    $ (423,419)     $  (937,167)
Pro Forma Net Loss(1)  ............................    $ (919,419)     $(1,495,267)
Pro Forma Net Loss Per Share(1)  ..................    $     (.73)     $     (1.18)

                                              December 31, 1996
                               -----------------------------------------------
                                                                      As
                                   Actual        Pro Forma(2)    Adjusted(3)
                                --------------   ------------    -------------
                                                 (unaudited)     (unaudited)
Balance Sheet Data:
Cash and Cash Equivalents  .     $   149,965      $  453,965      $5,950,827
Working Capital (Deficit)  .     $(1,112,741)     $ (824,741)     $5,273,096
Total Assets  ..............     $ 3,096,160      $3,400,160      $8,723,185
Current Liabilities  .......     $ 1,298,533      $1,314,533      $  713,558
Total Stockholders' Equity       $ 1,550,789      $1,838,789      $7,762,789

------
(1) Reference is made to Note (1) of Notes to Financial Statements of the Company.

(2) Reference is made to Note (2) of Notes to Financial Statements of the Company.

(3) Assumes (i) net proceeds of $6,778,000 from the issuance of 1,270,000 shares of Common Stock at an estimated price of $6.50 per share and (ii) the repayment of debt. See "Use of Proceeds."

(4) Operations commenced March 1, 1995.

                                 RISK FACTORS

   Prospective investors should carefully consider the following factors, in addition to the other information in this Prospectus, in connection with investments in the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. An investment in the securities offered hereby involves a high degree of risk.

   Limited History. The Company's only golf practice and instructional center, a 120-hitting tee facility located in central Long Island, (the "Commack Golf Center") opened in March, 1995 and, accordingly, has only a limited history of operations. The Commack Golf Center revenues during 1996 were $818,211 as compared to $719,374 for the preceding ten month period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by a small business in a highly competitive industry.

   Net Losses Since Inception. Net losses for the Company were $423,419 for the period from March 1, 1995 to December 31, 1995 (on revenues of $719,374), and were $937,167 for the year ended December 31, 1996 (on revenues of $818,211). Management believes it incurred net losses at the Commack Golf Center for several reasons, which include one-time start-up expenses; an unusually harsh winter season that extended through April, 1996; the fact that the miniature golf course and related recreation amenities were not operational until the summer of 1996; the unforseen delay in implementing a well-publicized golf instruction program (including group and private lessons); and the construction activity which was occurring on a neighboring parcel, which impacted on the Commack Golf Center's upscale image. The Company's operating expenses can be expected to continue to increase as a result of the Company's proposed expansion strategy. See "Possible Difficulties in Implementing Expansion Strategy" below. Accordingly, although the Company has experienced increased revenues at the Commack Golf Center in fiscal year 1996 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"), the Company expects to continue to incur losses until revenues generated by expanded operations are sufficient to offset operating and expansion costs. There can be no assurance, however, that the Company will operate profitably in the future or that the Company will successfully acquire or develop other profitable operating facilities. See "Business" and "Financial Statements."

   Dependence on Single Location. The Commack Golf Center is the only facility currently operated by the Company, and there can be no assurance that the Englewood Facility or the Monticello Facility will be opened as scheduled. Accordingly, a variety of factors relating to operating at only one location could affect the ongoing viability of the Company's business. These factors include local economic conditions, adverse publicity, accidents that could damage or destroy the Commack Golf Center and competition from other golf facilities.

   Possible Difficulties in Implementing Expansion Strategy. The Company's ability to significantly increase revenue and operating cash flow over time depends in large part upon its success in developing and opening the Englewood Facility and the Monticello Facility and operating, acquiring and opening additional golf centers and related recreational facilities. There can be no assurance that additional suitable expansion opportunities will be available, or that the Company will be able to open or acquire additional facilities on satisfactory terms, if at all. The development and opening of the Englewood Facility and the Monticello Facility as well as the construction of new golf practice centers are subject to all of the delays and uncertainties associated with construction projects generally. In addition, the Company's ability to expand beyond the Englewood Facility and the Monticello Facility will be dependent on an availability of additional financing, and there can be no assurance that such financing will be available or, if available, on terms acceptable to the Company. See "--Additional Financing Requirements" below.

   To successfully implement its expansion strategy, the Company must develop administrative operating systems and procedures to manage multiple facilities and there can be no assurance that these systems and procedures can be developed or implemented in an efficient, cost-effective manner. If new facilities are opened in the future, they must be integrated into the Company's existing operations, and there can be no assurance that these additional facilities can be easily assimilated into the Company's operating structure. If the Company is not able to efficiently develop appropriate operating systems and procedures or integrate acquired or newly-opened centers with its existing operations, the Company's financial condition and results of operations could be materially adversely affected. Except for the Englewood Facility, the Monticello Facility and an option to acquire, from its

Senior Vice President, the rights to operate the golf practice facility and pro shop at Bethpage State Park, the Company currently has no definitive agreements with respect to the acquisition or opening of additional golf practice centers. There can be no assurance that the option for the Bethpage Facility would be exercised prior to mid-1997, nor can there be any assurance that such option will be exercised at all, or, if it is exercised, that it will be on terms that are favorable to the Company.

   Significant Competition. The golf driving range business is competitive and includes competition from golf courses as well as other forms of recreation. Certain of the Company's competitors have considerably greater financial, marketing, personnel and other resources than the Company, as well as greater experience and customer recognition than the Company. In the Long Island market, the Company faces strong competition from other freestanding golf driving ranges and from numerous public and private golf courses which offer golf practice facilities. While management believes that the location and the amenities associated with the Commack Golf Center provide it with certain competitive advantages, there can be no assurance that the Company will be able to successfully compete with its competitors.

   Seasonal Results. The Company's revenues from April through October from the Commack Golf Center and from other facilities the Company may open or acquire are expected to account for the greatest portion of the Company's operating revenue. This seasonal pattern is expected to cause the Company's results of operations to vary significantly from quarter to quarter. Accordingly, period-to-period comparisons are not necessarily meaningful and should not be relied on as indicative of future results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Additional Financing Requirements. Management believes that the proceeds of the Offering and the cash flow from the Commack Golf Center operations will be sufficient to permit the Commack Golf Center to conduct its operations as currently contemplated for a minimum of 18 months, to fund the development of the Englewood Facility and to fund its capital contribution to the Monticello Partnership. Although such belief is based on management's best judgment, there can be no assurance that the assumptions underlying this belief will prove accurate or that circumstances beyond the Company's control will not materially adversely affect the Company's financial condition and results of operations, requiring the Company to seek additional capital.

   Possible Inability to Obtain Debt Financing. The Company's expansion strategy for the Englewood Facility and for certain other potential acquisitions is dependent upon the availability of the capital to be raised in the Offering and the availability of debt financing to cover approximately 50% of the cost of developing each additional facility. There can be no assurance, however, that such debt financing will be available or that the funds to be raised in this Offering in combination with such debt financing will be sufficient to enable the Company to acquire and/or develop additional golf and related recreational facilities. In connection with any such debt financing, the Company may be required to pledge its assets to a lender, may be restricted in its ability to incur additional obligations or to make capital expenditures, and/or may be required to abide by certain financial covenants. Moreover, if the Company defaults on any of its obligations with respect to any such debt financing, the lender could declare its loan to become immediately due and payable and subject the Company's assets to foreclosure.

   Dependence Upon Key Employees. The Company is heavily dependent on the services of Stuart Goldstein, the Company's President and Chief Executive Officer. Mr. Goldstein has entered into an employment agreement with the Company which provides that he will work full-time for the Company. In addition, Messrs. Edward Ross and Chuck Workman have entered into employment agreements with the Company that provide that Messrs. Ross and Workman will provide services to the Company on an as-needed basis. Each of Messrs. Goldstein, Ross and Workman is subject to a covenant not to compete with the Company which prohibits each of them from competing with the Company during the terms of their respective employment agreements and for a period of two
(2) years thereafter in the United States. The loss of the services of either Messr. Goldstein, Ross or Workman could materially adversely affect the Company. In addition, other than Messr. Workman, the Company lacks significant managerial experience in the golf industry. The inability to secure additional experienced executives/officers may materially adversely affect the Company. See "Management."

   Prior Business Bankruptcy Filings Involving Company Executive. Two real estate investment partnerships in which Edward C. Ross, the Company's Chairman, serves as the chief executive of the corporate general partner, Coastal Riverview Development Corp. ("Coastal") and Conrans Plaza Associates ("Conrans"), have experienced financial difficulties. In February, 1994, Mr. Ross was President of Coastal, which served as the general partner of Coventry Shopping Plaza Associates ("Coventry"), a limited partnership and the owner and operator of a shopping center in Providence, Rhode Island. On February 1, 1994, Coventry filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, Eastern District of New York. The petition was dismissed at the debtor's request in October, 1994. Mr. Ross was also President of Coastal when it was the general partner of Conrans, a limited partnership which owned and operated a shopping center in East Hanover, New Jersey and which filed a petition for reorganization under Chapter 11 in the U.S. Bankruptcy Court, Eastern District of New York on July 11, 1995, Conrans successfully emerged from these proceedings in March, 1996.

   Dependence on Discretionary Consumer Spending. The amount spent by consumers on discretionary items, such as golf and family and entertainment activities, is dependent upon consumers' levels of discretionary income, which may be adversely affected by general or local economic conditions. A decrease in consumer spending on such activities will have a material adverse effect on the Company's financial condition and results of operations.

   Underwriter Compensation. In connection with the Offering, the Company will be obligated to pay the Underwriter $1,073,150 of the proceeds for commissions and expenses (not taking into account the full exercise of the Underwriter's Over-Allotment Option that increases this amount to $1,234,123, in each case assuming a offering price of $6.50 per share). Additionally, the Company is obligated to retain the Underwriter as its financial consultant for thirty-six (36) months at a cost of $108,000, payable in an amount equal to $3,000 per month. These funds, therefore, will not be available to the Company to meet its working capital needs or for expansion purposes.

   Termination Provisions of Commack Golf Center Lease and the Englewood Facility. The lease for the Commack Golf Center is scheduled to expire in April, 2010, subject to renewals to April, 2020. The lease provides the landlord with a variety of remedies, including termination rights and eviction, in the event the Company breaches any one of a number of covenants, including its obligation to make timely rent payments and maintenance of adequate insurance coverage. (See "Business-- Properties"). If this lease is terminated, the Company will be materially adversely affected.

   Arbitrary Determination of Offering Price; Potential Price Volatility. The offering price of the Common Stock will be determined by negotiation between the Company and the Underwriter and will not necessarily related to the Company's assets, book value, results of operations, or other established criteria of value. As of December 31, 1996, the Common Stock had an actual loss per share of $.74. There has been significant volatility in the market price of securities of companies with small capitalizations. Period-to-period fluctuations in the Company's revenues and financial results may have a significant impact on the Company's business and on the market price of the Company's securities. See "Underwriting."

   Immediate and Substantial Dilution. Investors in this Offering will experience immediate and substantial dilution of the net tangible book value of their shares of Common Stock ($3.50 per share, or 54%). In addition, if the Company obtains additional funds through private or public equity or debt financings, or if the Company issues options pursuant to the Company's 1996 Stock Option Plan, or if the Company issues stock in connection with acquisitions at prices below fair market value, the purchasers of the Securities may experience substantial dilution as a consequence of such future financings, option grants or acquisitions. See "Dilution," "Use of Proceeds," "Capitalization," "Management -- Stock Option Plans" and "Underwriting."

   Adverse Effect of Uninsured Losses. The Company carries property and liability insurance in amounts it deems adequate. While the Company will make every effort to maintain adequate insurance by industry standards, the Company could suffer a loss from a casualty or liability for an event not covered by insurance or in amounts in excess of coverage. Any such loss could have a material adverse effect on the Company.

   Management's Broad Discretion in Application of Proceeds. $5,323,025 (or 79%), of the net proceeds of the Offering, after repayment of the Bridge Loans and certain short-term liabilities, will be used for working capital and for the acquisition, opening and operation of additional golf and recreation centers. Accordingly, management will have broad discretion as to the allocation and use of such proceeds. $1,454,975 (or 21%) of the net proceeds of the Offering will be used to repay short-term debt, which will benefit certain affiliates of the Company. See "Use of Proceeds."

   Possible Adverse Consequences of Environmental Regulation. Golf and recreational centers use and store various hazardous materials. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property is generally liable for the costs of removal or remediation of hazardous sub-stances that are released on its property, regardless of whether the owner or operator knew of, or was responsible for, the release of such hazardous materials. The Company has not been advised of any non-compliance or violation of any environmental laws, ordinances or regulations and the Company believes that it is in substantial compliance with all such laws, ordinances and regulations applicable to the Commack Golf Center. The Company, however, has not performed any environmental studies on the Commack Golf Center and, as a result, there may be potential liabilities and/or conditions of which the Company is not aware. The Company expects to perform preliminary environmental testing at the site for the Englewood Facility, and environmental testing has occurred at the site for the Monticello Facility. If any such liabilities or conditions arise with respect to the Commack Golf Center or any other facility which may be constructed, acquired or operated by the Company in the future, there could be a material adverse effect on the Company.

   Limited Liability of Directors. As permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation eliminates personal liability of a director to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director, except in certain circumstances. Accordingly, stockholders may have limited rights to recover money damages against the Company's directors for breach of fiduciary duty.

   No Prior Trading Market. Prior to the Offering, there has not been a public market for the Company's securities. There can be no assurance that the Common Stock will be quoted on NASDAQ SmallCap Market or that an active trading market will develop or be sustained after the Offering. The absence of an active trading market would reduce the liquidity of an investment in the Company's securities. The Underwriter has indicated that it intends to act as a market maker and otherwise effect transactions in the Company's securities. To the extent the Underwriter participates, it may be a dominating influence in any market that might develop, and the degree of participation by the Underwriter may significantly affect the price and liquidity of the Company's securities. The Underwriter may discontinue such activities at any time or from time to time.

   Possible Delisting from NASDAQ System and Market Illiquidity. If the Common Stock is initially quoted on NASDAQ SmallCap Market (as to which there can be no assurance), then continued inclusion of such securities on NASDAQ SmallCap Market will require that (i) the Company maintain at least $2,000,000 in total assets and $1,000,000 in capital and surplus, (ii) the minimum bid price for the Common Stock be at least $1.00 per share, (iii) the public float consist of at least 100,000 shares of Common Stock, valued in the aggregate at more than $200,000, (iv) the Common Stock have at least two active market makers, and (v) the Common Stock be held by at least 300 holders. If the Company is unable to satisfy NASDAQ's maintenance requirements, the Company's securities may be delisted from NASDAQ SmallCap Market. In such event, trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the Electronic Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") and it would be more difficult to dispose of the Common Stock or to obtain as favorable a price for such securities. Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities that could be bought and sold at a given price, but also through delays in the timing of transactions. In addition, there could be a reduction in security analysts' and the news media's coverage of the Company, which could result in lower prices for the Company's securities than might otherwise be attained and in a larger spread between the bid and asked prices for the Company's securities. Recently, a proposal has been made to increase the criteria for continued listing on the Nasdaq SmallCap Market. If implemented as proposed, stricter criteria for continued listing on The Nasdaq SmallCap Market would be imposed, including the implementation of a $2,000,000 net tangible assets test, higher public float and market value of public float criteria and the implementation of new corporate governance rules. No assurance can be given that such proposal will be adopted or if adopted, that it will be adopted in its current form.

   Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission (the "SEC") . Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. If the Common Stock does not qualify for quotation on the NASDAQ SmallCap Market, or if it qualifies and is later delisted from such Market and has a price of less than $5.00 per share, then unless another exemption is available, the Common Stock would be subject to the penny stock rules. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Securities become subject to the penny stock rules, investors in the Offering may find it more difficult to sell their Securities.

   Adverse Consequences Associated with Shares of Common Stock Reserved for Issuance. The Company has reserved 127,000 shares of Common Stock for issuance upon the exercise of the Stock Purchase Warrants, an aggregate of 900,000 shares of Common Stock for issuance upon the exercise of options, of which 650,000 have been granted to Messrs. Stuart Goldstein, Edward Ross and Chuck Workman and 250,000 that may be granted in the future pursuant to the Company's 1996 Stock Option Plan, and an aggregate of 100,000 shares of Common Stock for issuance upon exercise of options, of which 5,000 have been granted to Mr. Garry Howatt and 95,000 which may be granted in the future under the Company's 1996 Non-Employee Director Stock Option Plan. In addition, the Company has reserved 150,000 shares of Common Stock for issuance upon the exercise of the Bridge Warrants. Holders of such warrants and options are likely to exercise them when, in all likelihood, the Company could obtain additional capital on terms more favorable than those provided thereby. Furthermore, such warrants and options may adversely affect the terms on which the Company could obtain additional capital. Should a significant portion of such warrants and options be exercised, the resulting increase in the amount of Common Stock in the public market may have the effect of reducing the per share market price thereof. See "Management -- Stock Option Plans", "Shares Eligible for Future Sale" and "Certain Transactions."

   Underwriter's Options May Inhibit Company's Ability to Raise Capital. The Company has reserved 127,000 shares of Common Stock for issuance upon exercise of the Stock Purchase Warrants. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Stock Purchase Warrants are outstanding. At any time when the holder or holders of the Stock Purchase Warrants might be expected to exercise them, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided in the Stock Purchase Warrants.

   Potential Depressive Effect on Market Price Due to Future Sales of Common Stock. The Registration Statement also relates to the resale of 700,000 shares of Common Stock which may be sold in the future by the Selling Stockholders, and which are subject to an eighteen (18) month lock-up period, which lock-up can be released by the Underwriter in its sole discretion at any time after the Effective Date. In addition, 545,000 shares of Common Stock outstanding prior to the Offering and 150,000 shares issuable pursuant to the exercise of the Bridge Warrants will be "restricted securities" as that term is defined in Rule 144 promulgated under the Act (the "Restricted Securities"). All of the Restricted Securities will be eligible for sale in the public market pursuant to the provisions of Rule 144 or Rule 701 under the Act at various times after the Effective Date, subject to the "lock-up" agreements with the Underwriter described below.

   The Company has adopted the 1996 Stock Option Plan pursuant to which it has granted options to acquire 500,000, 100,000, and 50,000 shares of Common Stock to Messrs. Stuart Goldstein, Edward Ross, and Chuck Workman, respectively (the "Employee Options"), and may issue options to purchase up to an additional 250,000 shares of Common Stock. The Company has also adopted the 1996 Non-Employee Director Stock Option Plan pursuant to which it has issued an option to purchase 5,000 shares of Common Stock (the "Director Options") and may issue options to purchase up to an additional 95,000 shares of Common Stock.

   Holders of the Additional Stock, the Restricted Securities, Employee Options, Director Options and Bridge Warrants have agreed that they will not, without the Underwriter's written consent, and, in the case of the Additional Stock, subject to the terms and conditions described below, sell, transfer, assign, pledge, hypothecate or otherwise dispose of any of the Additional Stock, the Restricted Securities, the Bridge Warrants or the shares of Common Stock issuable upon the exercise of the Employee Options or the Director Options for a period of 18 months from the Effective Date in the case of the Additional Stock and 24 months from the Effective Date in the case of the other aforementioned securities. At the request of NASDAQ, the Underwriter has agreed not to release the Bridge Warrants or the shares of common stock issuable upon exercise thereof from the lock-up sooner than one (1) year from the Effective Date. See "Selling Stockholders; Plan of Distribution."

   Any substantial sale of the Additional Stock, the Bridge Warrants, the Restricted Securities, or the shares of Common Stock issuable upon exercise of the Director Options or the Employee Options pursuant to Rule 144 or otherwise may have an adverse effect on the market price of the Company's securities. See "Description of Securities" and "Shares Eligible for Future Sale."

   Potential Adverse Effect of Issuance of any Authorized Preferred
Stock. The Company has the right to issue shares of preferred stock in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges, and preferences, as the Board of Directors of the Company may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire control of, or of discouraging bids for, the Company. This could limit the price that certain investors might be willing to pay in the future for the securities offered hereby. See "Description of Securities."

   Dividends Not Likely. The Company has not paid any cash dividends on the Common Stock. For the foreseeable future, it is anticipated that earnings, if any, which may be generated from the Company's operations will be used to finance the operations of the Company and that cash dividends will not be paid to holders of Common Stock. See "Dividend Policy."

   Stockholders' Inability to Vote on or Review Transactions. As is customary under the Delaware General Corporation Law, the Board of Directors, not the stockholders, of the Company have authority to review prospective business transactions and approve or disapprove of the same. As such, the stockholders of the Company will neither have the opportunity to review the terms of any prospective transactions, including any golf- related acquisitions, nor review the financial statements of any entities relating to any such transactions.

   Lack of Experience of the Underwriter. The Underwriter, which commenced operations in 1994, has acted as an underwriter, or a member of an underwriting syndicate, in only two (2) public offerings of securities. The Underwriter's lack of experience may have an adverse impact on its ability to market the Common Stock offered hereby, perform its due diligence functions, review this Prospectus, price the Offering, and develop and maintain a trading market for the Company's Common Stock following the Offering. The Underwriter intends to make a market in the Company's Common Stock. The Underwriter's inexperience may result in the potential inability of the Underwriter correctly to utilize over-allotment, stabilization and market maintenance strategies that more experienced underwriters employ to assist in maintaining orderly trading markets. This may adversely affect the price of the Common Stock and the ability of purchasers in the Offering to resell their shares of Common Stock.

   FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH HEREIN, THE PURCHASE OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS. THE COMMON STOCK SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO ABSORB A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO NEED FOR A RETURN ON THEIR INVESTMENT.

                               USE OF PROCEEDS

   The net proceeds to the Company from this Offering (assuming an initial public offering price of $6.50 per share) are estimated at approximately $6,778,000 ($7,855,277 if the Underwriter's Over-Allotment Option is exercised in full) after deducting underwriting commissions and discounts and the estimated expenses of the Offering. Such net proceeds are expected to be expended approximately as follows:

 Application of Proceeds:                                                 Amount       Percent
                                                                       ------------   ---------
Repayment of Bridge Loans and short-term debt  .....................    $1,454,975       21.4%
Acquiring and opening golf centers, including the Englewood
  Facility .........................................................    $3,573,025       52.7%
Capital contribution to Monticello Partnership  ....................    $1,000,000       14.8%
Improvements to Commack Golf Center  ...............................       250,000        3.7%
Working capital  ...................................................    $  500,000        7.4%
                                                                        ----------    ---------
          Total  ...................................................    $6,778,000      100.0%
                                                                        ===========   =========

------
(1) The Bridge Loans consist of an aggregate of $1,140,000 principal amount of promissory notes accruing interest at a rate of 15% per annum. The Bridge Loans are due on the earlier of five (5) days following the Effective Date or October 23, 1998. An aggregate of $601,125 of the proceeds from the Bridge Loans have been used to redeem 845,000 shares of the Company's Common Stock and 2,020,000 Class A Warrants (See "Certain Transactions"), and the remaining $538,875 of such proceeds have been and will be used by the Company for working capital and to pay ongoing legal and accounting fees. Short term debt to be paid consists of (i) a $140,000 note payable to a bank bearing interest at the rate of 10 1/4 % per annum as of December 31, 1996, payable on May 4, 1997, collateralized by all of the assets of the Company and guaranteed by Edward C. Ross,
    (ii) an $85,000 note from another bank bearing interest at 9 3/4 % per annum as of December 31, 1996, maturing on May 19, 1997 and guaranteed by Edward C. Ross, and (iii) loans made by 28 stockholders of the Company who were formerly limited partners of the Commack Partnership in the aggregate amount of approximately $89,975. Proceeds from short-term debt were used for working capital.

   The foregoing represents the Company's best estimate of the allocation of the net proceeds of this Offering based upon the Company's currently contemplated operations, the Company's development plans, and current economic and industry conditions, and is subject to reapportionment among the categories listed above or to new categories in response to, among other things, changes in its plans, industry conditions, and future revenues and expenditures. The amount and timing of expenditures will vary depending on a number of factors, including the availability and cost of sites for new golf centers and whether such centers will be owned or leased. The Company has no definitive agreements with respect to the acquisition or development of additional golf practice centers or related recreational facilities, except an option to acquire from the Company's Senior Vice President rights to operate a golf practice facility and pro shop at Bethpage State Park.

   Management believes that the net proceeds of this Offering and revenue from operations will be sufficient to permit the Company to conduct its existing operations for at least the next 18 months. The Company's plan of opening the Englewood Facility, the Monticello Facility and two additional golf centers over the next 12 to 18 months (which could involve the use of the Company's Common Stock to pay for some portion of such acquisitions) is dependent upon the Company's ability to obtain debt financing to cover approximately 50% of the cost of the new centers. The Company will be required to raise substantial additional capital in the future in order to meet its goal of opening at least 10 additional golf and recreation centers over the next three to five years. There can be no assurance that the Company will be able to obtain such capital on favorable terms, if at all. See "Risk Factors -- Additional Financing Requirements," "Capitalization" and "Business -- Site Location Strategy and Planned Expansion."

   The Company intends to invest the net proceeds of the Offering, until used, in government securities and insured, short-term, interest-bearing investments of varying maturities.

                                   DILUTION


   At December 31, 1996, the net tangible book value per share of the Common Stock after giving effect to the redemption by the Company of Common Stock and warrants from the proceeds of the Bridge Loans was $1.19. The "net tangible book value per share" represents the amount of the Company's tangible assets, less the amount of its liabilities, divided by the number of shares of Common Stock outstanding. The calculation of net tangible book value as of December 31, 1996 reflects the pro forma events as set forth in
Note 2 of Notes to Financial Statements. The following table illustrates the per share dilution:

                                                                                 ------------------
Public offering price per share of Common Stock(1)  ...........................              $6.50
Net tangible book value per share as of December 31, 1996  ....................    $1.19
Increase per share attributable to the sale by the Company of one share of
  Common Stock offered hereby (at any assumed initial public offering price of
  $6.50 per share), net of discounts of $854,000 attributable to the warrants issued in connection with the bridge loans which will be repaid from the
  proceeds of the public offering. ............................................    $1.81
                                                                                  -------
Net tangible book value per share after Offering(2)  ..........................              $3.00
                                                                                            -------
Dilution of net tangible book value per share of Common Stock to new investors               $3.50
                                                                                            =======

------
(1) Before deducting underwriting discounts and commissions and estimated offering expenses to be paid by the Company.

(2) After deducting underwriting discounts and commissions and estimated offering expenses to be paid by the Company.

   The following table summarizes as of the date of this Prospectus, after giving effect to (i) the Company's acquisitions of Commack Golf and Family Recreation Center, L.P. (the "Commack Partnership") and U.S. Golf and Entertainment Corp. and (ii) the redemption by the Company of Common Stock and warrants from the proceeds of the Bridge Loans, and assuming completion of the Offering at an assumed initial public offering price of $6.50 per share, the differences between existing stockholders and the new investors with respect to (i) the aggregate cash consideration (before deducting issuance expenses) paid for Common Stock purchased from the Company, and (ii) the average price per share paid for Common Stock purchased from the Company.

                                         Percentage of    Aggregate Cash    Percentage of
                            Shares          Equity         Consideration      Total Cash       Average
                           Purchased         Owned             Paid            Invested         Price
                          -----------   ---------------    --------------   ---------------   ---------
Existing shareholders      1,265,000          49.9%         $ 2,150,875          20.7%          $1.70
New investors  ........    1,270,000          50.1%         $ 8,255,000          79.3%          $6.50
                          -----------   ---------------    --------------   ---------------
  Total  ..............    2,535,000         100.0%         $10,405,875         100.0%
                          ===========   ===============    ==============   ===============

   The above table assumes no exercise of outstanding options, the Underwriter's Over-Allotment Option or the Underwriter's Stock Purchase Options. If the Over-Allotment Option is exercised in full, the new investors will have paid $9,493,250 for 1,460,500 shares of Common Stock, representing 81.5% of the total consideration paid for 53.6% of the total number of shares of Common Stock outstanding. Accordingly, investors in this Offering, on a fully diluted basis, will experience an immediate dilution of $3.19 per share.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company at December 31, 1996, and as adjusted to reflect the sale of the Common Stock at an assumed offering price of $6.50 per share of Common Stock. See "Use of Proceeds."

                                                            December 31, 1996 (UNAUDITED)
                                                           ------------------------------
                                                                                 As
                                                            Pro Forma(1)     Adjusted(2)
                                                            -------------   -------------
Short-term debt(3)(4)  ..................................    $ 1,781,975     $   327,000
                                                            =============   =============
Stockholders' Equity:
     Preferred Stock -- $.001 par value, Authorized --
        1,000,000 shares; Issued and outstanding -- None              --              --
     Common Stock -- $.001 par value, Authorized--
        20,000,000 shares; issued and outstanding
        1,265,000 shares actual; 2,535,000 shares, as
        adjusted ........................................    $     1,265     $     2,535
Additional paid-in-capital  .............................      3,198,110       9,974,840
Deficit  ................................................     (1,360,586)     (1,360,586)
                                                            -------------   -------------
Total stockholders' equity  .............................      1,838,789       8,616,789
                                                            -------------   -------------
  Total Capitalization  .................................    $ 1,838,789     $ 8,616,789
                                                            =============   =============

------
(1) Reference is made to Note (2) of Notes to Financial Statements of the Company

(2) Adjusted to reflect (i) the sale by the Company of the Common Stock offered hereby at an assumed initial public offering price of $6.50 per share and (ii) the repayment of debt. See "Use of Proceeds."

(3) Inclusive of short-term debt to banks of $225,000, to stockholders of $404,475 and $1,140,000 of indebtedness relating to the Bridge Loans, and other debt of $12,500.

(4) Assumes no exercise of Underwriter's Over-Allotment Option.

                               DIVIDEND POLICY

   The Company has not paid cash dividends on the Common Stock since inception and does not anticipate paying any cash dividends to its stockholders in the foreseeable future. The Company currently intends to retain earnings, if any, for the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors.

                           SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with the Company's financial statements and related notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Prospectus.

                                                    For the years ended December 31,
                                                    --------------------------------
                                                         1995             1996
STATEMENT OF OPERATIONS DATA:
Revenues  ........................................    $  719,374      $   818,211
                                                     -------------   --------------
Operating expenses  ..............................     1,021,666        1,275,666
Selling, general and administrative expenses  ....        87,555          173,150
                                                     -------------   --------------
                                                       1,109,221        1,448,816
                                                     -------------   --------------
Operating loss  ..................................      (389,847)        (630,605)
Other expenses:
   Amortization of discounts attributable to
     warrants  ...................................             -          226,000
   Interest ......................................        33,572           80,562
                                                     -------------   --------------
Net loss  ........................................    $ (423,419)    $   (937,167)
                                                     -------------   --------------
Pro forma net loss (1)  ..........................    $ (919,419)    $ (1,495,267)
                                                     -------------   --------------
Pro forma net loss per share (1)  ................    $     (.73)    $      (1.18)
                                                     -------------   --------------
Shares used in computing net loss per share (1)  .     1,265,000        1,265,000
                                                     =============   ==============


                                                                       December 31,
                                                                      -------------
                                                                          1996
BALANCE SHEET DATA:
Current assets  ..................................................    $   185,792
Current liabilities  .............................................      1,298,533
Working capital deficiency........................................     (1,112,740)
Total assets  ....................................................      3,096,160
Shareholders' equity  ............................................      1,550,789


(1) See Note 1 of Notes to Financial Statements of the Company.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   In July, 1994, Commack Golf and Family Recreation Center, L.P. (the "Commack Partnership") was organized to construct, develop and operate the Commack Golf Center, which commenced operations in March, 1995. In April, 1996, United Acquisition I Corp. (which was incorporated by persons with no affiliation to the Commack Partnership) (i) loaned $41,200 to the Commack Partnership in anticipation of its acquisition of the Commack Partnership and
(ii) changed its name to U.S. Golf and Entertainment Corp. ("U.S. Golf Corp."). In May, 1996, U.S. Golf Corp. raised an additional $500,000 from the sale of common stock and warrants of which approximately $450,000 was loaned to the Commack Partnership. In May, 1996, the Company was organized as a vehicle by which (i) the general and limited partners of the Commack Partnership exchanged their partnership interests for an aggregate of 1,045,000 shares of the Company's Common Stock; and (ii) the stockholders of U.S. Golf Corp. exchanged their shares of common stock and warrants for 1,045,000 shares of the Company's Common Stock and 2,020,000 Class A Warrants. In November, 1996 the Company (A) redeemed, for an aggregate purchase price of $601,125, 845,000 shares of the Company's Common Stock and all 2,020,000 Class A Warrants from persons who were formerly stockholders of U.S. Golf Corp., and issued 20,000 shares of the Company's Common Stock to one (1) U.S. Golf Corp. stockholder as additional consideration for the surrender of his warrants. (B) obtained bridge loans of $836,000 from accredited investors (the proceeds of which were used in part for the aforesaid redemption) (the "Bridge Loans") and (C) issued warrants to purchase a total of 110,000 shares of the Company's Common Stock, at $.10 per share, to the aforesaid accredited investors (the "Bridge Warrants"). In March 1997, the Company obtained additional Bridge Loans of $380,000 from, and issued Bridge Warrants to purchase an additional 50,000 shares of Common Stock to, accredited investors, the proceeds of which were used to redeem $76,000 of Bridge Loans and 10,000 Bridge Warrants from an investor in the November, 1996 private offering, and for working capital and preliminary expenses in connection with the Englewood Facility. See "Certain Transactions." The following discussion assumes the Company has owned and operated the Commack Golf Center since it first commenced operations in March 1995.

   Results of Operations. The following table sets forth selected operations data of the Company expressed as a percentage of total revenues (except for operating expenses which is expressed as a percentage of operating revenues) for the periods indicated below:

                                                         For the Years Ended
                                                            December 31,
                                                       -----------------------
                                                        1995(1)        1996
                                                       ---------     ---------
Operating revenues  ...............................      100.0%        100.0%
Operating expenses  ...............................      142.0         155.9
Selling, general and administrative expenses  .....       12.2          21.2
Loss from operations  .............................      (54.2)        (77.1)
Amortization of discounts attributable to warrants        --            27.6
Interest expense  .................................        4.7           9.8
Net loss  .........................................      (58.9)       (114.5)
Pro forma net loss  ...............................     (127.8)       (182.7)
------
(1) Operations commenced March 1, 1995

   Year Ended December 31, 1995. During 1995, the Company had total revenues of $719,374 and a net loss of $423,419.


   Results of operations for the year ended December 31, 1995 reflect 10 months of operations of the Commack Golf Center, but do not reflect any operations of the Commack Golf Center's miniature golf facility, children's party room facility, snack bar or rental payments from the golf instruction lessee.

   Operating revenues consisted of driving range sales, lesson sales and rental income from the pro shop which was opened for only five months in 1995. Although the Commack Golf Center was opened in March, 1995, a number of related amenities (i.e., the 18-hole miniature golf course, the golf teaching center, the pro shop, the children's party room and the snack bar) were not completed or fully operational until the second quarter of 1996, which negatively impacted the Company's operating revenues in 1995.

   Operating expenses, consisting of land rent, depreciation and amortization of golf driving range facilities and equipment, operating wages and employee costs, utilities and all other facility operating costs, aggregated $1,021,666 for 1995.

   Selling, general and administrative expenses were $87,555 for the year ended December 31, 1995, consisting of approximately $49,000 in advertising expenses, approximately $11,000 in sales promotion and commission expenses, approximately $15,600 in general office expenses, and the remainder in miscellaneous expenses. These expenses do not include the payment of any salaries to the Company's executive officers, the anticipated costs of recruiting and hiring additional executives and do not reflect the anticipated expenses associated with the Company's plans to acquire or develop additional golf and recreational centers, including marketing and advertising costs relating to the opening of new locations.

   Interest expense (net of capitalized interest costs) was $33,572, reflecting borrowings outstanding as a result of the debt financing related to the construction of the Commack Golf Center which was opened in March, 1995.

   Year Ended December 31, 1996. During the year ended December 31, 1996, the Company had total revenues of $818,211 and a net loss of $937,167. Because the Commack Golf Center commenced operations in March, 1995, there can be no meaningful comparison of the results of operations during the year ended December 31, 1996 and the comparable 1995 period. The results for this period reflect the effect of unusually severe weather during the first 100 days of 1996.

   Operating revenues consisted of driving range sales, mini-golf sales and lesson sales. The Company received limited rental revenue from the pro shop during this period.

   Operating expenses, consisting of land rent, depreciation and amortization of golf driving range facilities and equipment, operating wages and employee costs, utilities and all other facility operating costs, aggregated $1,275,666 for this period.

   Selling, general and administrative expenses were $173,150 for the year ended December 31, 1996, which included $9,900 in amortization expenses, $33,000 in professional fees, $36,700 in advertising expenses, $17,300 in commissions/promotion expenses, $6,300 in telephone expenses, $17,600 in office expenses, 36,000 as salary to the president of the Company and the remainder in miscellaneous expenses. These expenses do not include the payment of any salaries to the other Company's executive officers, the anticipated costs of recruiting and hiring additional executives and do not reflect the anticipated expenses associated with the Company's plans to acquire or develop additional golf centers, including marketing and advertising costs relating to the opening of new locations.

   Interest expense (net of capitalized interest costs) was $80,562 reflecting borrowings outstanding as a result of the debt financing related to the construction of the Commack Golf Center. Amortization of discounts attributable to warrants associated with the cost of funding the redemption of shares of Common Stock amounted to $226,000 (reference is made to Note 13 in the Notes to the Financial Statements).

   Liquidity and Capital Resources. The Commack Partnership's partners provided the Commack Partnership's initial capital in 1994 through subscriptions for limited partnership interests in the aggregate amount of $2,190,000, general partner contributions of $10,000 and loans by certain general and limited partners to the Commack Partnership in the aggregate amount of $404,475 through December 31, 1996.

   The Company has taken a number of steps to improve the operations of the Commack Golf Center which include opening the miniature golf course in April, 1996, increasing the advertising and marketing of the Commack Golf Center within the community (including establishing a summer golf camp and high school golf team practice program), insuring the operation of a fully-stocked golf pro shop at the Commack Golf Center, and implementing a well-publicized golf instruction program for group and individual instructions.

   The Commack Partnership, at December 31, 1995, had a $215,000 note payable to a bank with an interest at the rate of 2% above the banks prime lending rate (10 3/4% per annum) at December 31, 1995. This note, which is payable on demand and is collateralized by all the assets of what was the Commack Partnership, is guaranteed by certain former general and limited partners of the Commack Partnership. During the year ended December 31, 1996, $75,000 was repaid to the bank, reducing the outstanding balance to $140,000 at December 31, 1996, bearing interest at the rate of 10 1/4% per annum, and maturing, as amended on May 4, 1997.

   In addition, the Commack Partnership borrowed $110,000 from another bank. This note bears interest at the rate of 1 1/2% above the bank's prime interest rate per annum (10 1/4% at December 31, 1995). During the year ended December 31, 1996, $25,000 was repaid to the bank, reducing the outstanding balance to $85,000 at December 31, 1996. The note, as amended, matures on May 19, 1997 with an interest rate of 9 3/4 %. The obligation is guaranteed by certain former general and limited partners.

   The Commack Partnership's, outstanding indebtedness to these banks and to its general and limited partners has been assumed by the Company.

   In April, 1996, U.S. Golf Corp. (which was incorporated and received equity investments from its founding stockholders in the amount of $54,500 in November, 1995), loaned $41,200 to the Commack Partnership in anticipation of the acquisition of the Commack Partnership. In May, 1996, U.S. Golf Corp. raised an additional $500,000 from the sale of common stock and warrants to a limited number of investors in a private financing. In May, 1996, the Company was organized as the corporate entity through which this acquisition could occur on a tax-free basis to the stockholders of U.S. Golf Corp. and the general and limited partners of the Commack Partnership. In connection with the Company's private offering of the Bridge Loans and Bridge Warrants in November, 1996, the Company redeemed, for an aggregate purchase price of $601,125, 845,000 shares of the Company's Common Stock and all 2,020,000 Class A Warrants from persons who were formerly stockholders of U.S. Golf Corp. and issued 20,000 shares of the Company's Common Stock to one (1) U.S. Golf Corp. stockholder as additional consideration for the surrender of his warrants. In addition, the Company obtained $234,875 in additional working capital from the proceeds of such private offering. In March 1997, the Company obtained additional Bridge Loans of $380,000 from, and issued Bridge Warrants to purchase an additional 50,000 shares of Common Stock to, accredited investors, the proceeds of which were used to redeem $76,000 of Bridge Loans and 10,000 Bridge Warrants from an investor in the November, 1996 private offering, and for working capital and preliminary expenses in connection with the Englewood Facility.

   The Company anticipates making substantial additional expenditures in connection with the opening of new golf centers, including the Englewood Facility and the Monticello Facility. See "Use of Proceeds." These expenditures primarily relate to projected acquisition, development and opening costs, associated marketing activities and the addition of personnel. Based on the Company's experience with its existing golf center, the Company estimates that the average cost of opening a center will be approximately $1,000,000 to $3,000,000 depending on size and location; however, there can be no assurance that these costs will not exceed $3,000,000.

   The Company anticipates that it will continue to generate negative cash flows from investing activities for the acquisition and opening of new facilities which will exceed its operating cash flows until the Company has more golf centers in operation. The Company anticipates that its inability to generate operating cash flow in amounts necessary to offset its anticipated negative cash flow from investing activities will be addressed by cash flow from financing activities, including the net proceeds of this Offering and the 50% debt financing projected to be available for new centers as discussed below.

   The Commack Golf Center was financed with approximately 85% equity and 15% debt. The Company believes that the net proceeds of this Offering and the Company's operating cash flow will be sufficient to provide the Company with the financial resources to develop and open the Englewood Facility, fund its capital contribution to the Monticello Partnership, and finance two additional centers within the next 12 to 18 months. The Company believes that it can finance future projects at a 50/50 debt to equity ratio; however, there can be no assurance that it will be able to do so. The Company will be required to raise additional capital to meet its goal of acquiring or opening at least 10 new facilities over the next three to five years. There can be no assurance that the Company will be able to raise such additional financing on favorable terms, if at all. See "Risk Factors -- Additional Financing Requirements."

   The loss of the Commack Golf Center, which is the Company's only golf center, would have a material adverse effect on the Company's financial condition and results of operations. See "Risk Factors -- Single Location" and "-- Lease."

   Trends. The Company plans to open additional golf centers. Management believes that over time, the Company's revenues and operating income from the Commack Golf Center and the additional centers it intends to open should increase due to customer awareness, programs marketing the golf centers to various special interest groups, expanding ties to the local business and golfing community, and the growing popularity of golf. The Company expects that, in the near term, it will continue to experience losses from pre-opening costs and initial operating expenses associated with new centers.

   The Company's interest expenses will likely increase as a result of borrowings to fund the opening and acquisition of new facilities.

   Seasonality. The Company's revenues from the Commack Golf Center for the period from April through October (the second and third quarters of the year) are expected to account for a greater portion of the Company's operating revenue than will the first and fourth quarters of the year. Similar results are expected for the other facilities the Company may acquire or open in climates similar to that of the northeastern United States. Although some portions of the Commack Golf Center are protected from inclement weather, other portions of the Commack Golf Center, such as the miniature golf course, the putting green and related recreational amenities, are outdoors and vulnerable to weather conditions. Moreover, golfers may be less inclined to practice when weather conditions limit their ability to play golf on outdoor courses. This seasonal pattern is expected to cause the Company's results of operations to vary significantly from quarter to quarter. Accordingly, period-to-period comparisons are not necessarily meaningful and should not be relied on as indicative of future results.

                                   BUSINESS

   Introduction. U.S. Golf and Entertainment Inc. (the "Company") is seeking to become a national owner/operator of upscale, high-volume, year-round golf practice and instructional centers and related recreational facilities. The Company's facilities are intended to provide attractive and affordable practice and teaching venues to a large and increasing golf population. The Company currently operates the Commack Golf and Family Recreation Center, a modern 19-acre, 120-tee facility located in central Long Island (the "Commack Golf Center"). The Commack Golf Center, which commenced operations in March, 1995, offers practice opportunities for driving, pitching, putting, chipping and sand play, as well as an 18-hole miniature golf course, a snack bar, a full-service pro shop and a golf learning center. The Commack Golf Center offers a comfortable year- round environment for beginner and experienced golfers to practice and improve their game. The Company is developing, and expects to open in early 1998, an upscale golf driving range and teaching center on 7.5 acres in Englewood, New Jersey (the "Englewood Facility"), and is a limited partner (with a 50% ownership interest) in a newly-organized partnership (the "Monticello Partnership") that is developing an 18-hole daily fee public golf course, driving range and instructional center in Monticello, New York (the "Monticello Facility"). The Company's management believes that their business experience, marketing skills and industry relationships will provide the Company with opportunities to acquire, develop and/or open other golf practice facilities and learning centers.

   Industry Overview. Over the past decade, the popularity of golf throughout the United States and the demand for golf courses and golf driving range facilities has experienced continued growth. According to the National Golf Foundation, the number of golfers in the United States increased to approximately 25 million players in 1995, from approximately 21.2 million players in 1987, and the total number of rounds played increased by a proportionate amount. Management believes that these trends will continue for the foreseeable future as golf becomes an increasingly popular recreational activity. Industry statistics indicate that women and juniors comprise 55% of all new golfers in 1995. Management believes that its strategy of owning/operating upscale, family-oriented golf practice facilities in prime suburban locations will exploit the opportunities presented by these demographic trends.

   According to the Golf Range and Recreation Association of America (the "GRRA"), as of December 1996, there were a reported 2,052 freestanding golf driving ranges in the United States, an increase of approximately 200 facilities over the prior year's total. Management believes the following factors account for the growth in the number of golf practice centers, and that such factors will continue to provide demand for such facilities: steady inflow of new players; a limited number of golf courses available for daily fee play; and flexible time considerations for the use of golf practice facilities.

   A typical golf center is owned by an individual or by a municipal recreational agency that neither offers the type of "brand-name" golf instruction that the Company can offer nor a full-service golf pro-shop. Within the past five years, several companies have been organized as multi-site operators of golf practice facilities (in a manner similar to the consolidation that has taken place in the ownership and management of 18-hole golf courses), but to date management believes that all of these companies own and/or manage less than three (3) percent of the golf practice ranges throughout the United States. The Company believes these consolidation trends will continue and that it can take advantage of opportunities that will exist when single-site golf center owners want to sell their centers to a professionally managed company.

   The Commack Golf Center. The Commack Golf Center is a modern 19-acre facility that features a double decker range with 120 hitting tees, 60 of which are heated and 20 of which are situated on natural grass. The hitting field is tree lined and covered with sodded grass, sand traps, and water hazards. Golfers can practice a full array of golf shots by aiming at any one of the five greens located at varying distances from the hitting tees.

   In April, 1996, the Commack Golf Center opened an 18-hole miniature golf course that is lighted for night play. The course attracts repeat customers and creates additional traffic for the driving range by offering an attraction for children while parents use the driving range. The Company expects that other golf practice facilities that it acquires or opens in the future will also have related miniature golf facilities.

   The Commack Golf Center is open year-round, seven days a week. During the spring and summer seasons, it is open from 7:00 a.m. to midnight and during the winter and fall seasons, from 8:00 a.m. to 8:00 p.m. It is located at Exit 52 of the Long Island Expressway, and is visible to approximately 120,000 cars per day that travel past the Commack Golf Center on that highway.

   The Commack Golf Center's revenues are derived from selling buckets of balls for use on the driving range, charging for rounds of miniature golf, fees for lessons, rental payments from the pro shop, rental payments from the golf instruction concession, and a percentage of revenues from the food and beverages sold at the concession. The Commack Golf Center also generates revenue by selling club memberships. For a membership fee of $1,000 a year, members are entitled to unlimited golf balls and practice time at the range. Additionally, club members receive a videotaped golf lesson.

   The Commack Golf Center offers group lessons for players at every level, from beginners to serious club players, using the instruction techniques developed over many years by respected golf instruction professionals. The Commack Golf Center instruction area is housed in an all-weather facility that has three eleven foot high doors to allow golfers the opportunity to drive balls on to the hitting field. This facility also includes a sand trap and a small putting green. Lesson packages can be purchased in conjunction with prepaid buckets of range balls. The teaching center is the ideal spot for touring professionals to conduct clinics or golf schools. The Commack Golf Center also offers individual golf lessons under the supervision of Chuck Workman a respected teaching and touring professional. In October 1996, the GRRA awarded the Commack Golf Center with "Honorable Mention" as one of the ninety best golf ranges in the United States.

   The Commack Golf Center's golf pro shop offers its customers a full range of golf equipment and accessories. This pro shop is popular with the beginning golfers who are using the Commack Golf Center to develop their game.

   The Commack Golf Center is located in Commack, New York, a central Long Island location. Commack, together with the neighboring townships of Huntington and Smithtown total over 336,000 people with a median household income of approximately $77,000. The Commack Golf Center is visible from the Long Island Expressway and is easily accessible at Exit 52.

   The Commack Golf Center is located within a high traffic commercial district that includes the Commack Multiplex, a 16 screen facility, which is one of the highest grossing movie theaters in the Northeast. In August of 1995, a Costco Price Club opened directly across from the Commack Golf Center.

   Planned Expansion. The Company will seek to acquire or open new centers in locations that have similar characteristics to that of the Commack Golf Center -- upscale market demographics, within a high traffic commercial area and easy access. The Company expects to (1) improve the operations of acquired facilities with its professional management staff, (2) upgrade the Commack Golf Center with additional amenities, including related recreational and entertainment facilities, (3) establish professional golf training centers, and (4) enhance such facilities' advertising and marketing activities with strategically designed programs that will take advantage of the Company's access to well known golf professionals. The Company anticipates that most of the centers to be acquired or opened in the future will have between 50-100 hitting tees, will be lighted to permit night play and will be partially enclosed and/or heated to permit all weather play.

   The Company is currently negotiating a lease to operate the Englewood Facility, the term of which is expected to be 25 years (with an additional 10 year renewal option) for approximately 7.5 acres. Construction of the Englewood facility, which is subject to zoning and environmental reviews, is expected to commence in the fourth quarter of 1997, with a planned opening in early 1998. The Englewood Facility is located adjacent to a popular 18-hole municipal golf course in an upscale suburban area (approximately 160,000 persons living within a 3 mile radius with a median household income of approximately $62,000). The Englewood Facility is accessible from a major highway and is less than 10 miles from Manhattan. The Company estimates total construction for the multilevel 45-50 tee facility, complete with a miniature golf course, pro shop, a golf instruction facility and a food and beverage area, will cost approximately $2 million.

   The Monticello Partnership, in which the Company has acquired a 50% limited partnership interest, is developing the Island Glen County Club, on approximately 200 acres. Access to the property is from a major road, 7 miles from the New York State Thruway. The Monticello Partnership plans an 18 hole golf course with a full service clubhouse, a 50 tee golf driving range and practice facility (including putting green and short game area), golf pro shop and golf instruction center. Construction of the Monticello Facility is expected to commence by September, 1997, with portions of the facility expected to open in mid-1998. The overall projected cost of the Monticello Facility is approximately $2 million, with the Company contributing a total of $1 million in two installments. Island Glen County Club is expected to attract local residents and area visitors with affordable memberships and daily rates. The Monticello Partnership currently intends to sell a portion of the property (approximately 20 acres) to one or more developers, who would subdivide and develop this area for residential homesites.

   The Company is actively pursuing acquisition opportunities throughout the northeast United States and, in addition to the Englewood Facility and the Monticello Facility, currently has approximtely five opportunities under active review. Such opportunities are in preliminary stages of development, and consummation of any acquisition is subject to satisfaction of various conditions, including due diligence and negotiation of definitive agreements. The Company has not concluded any definitive terms with respect to any potential acquisition or expansion opportunities, except for the Englewood Facility and the Monticello Facility and an exclusive option to acquire, from its Senior Vice President at fair market value (as determined by an independent appraiser), rights to operate a 20 tee golf practice facility and pro shop at Bethpage State Park, a well-known municipal facility which includes five golf courses, the "Black Course" of which has been selected to host the U.S. Open Golf Championship in 2002. The Company acquired the option from its Senior Vice President for nominal consideration. The term of such option is for a period commencing on October 1, 1996 and terminating on December 31, 1999 and is contingent upon any necessary approvals of the New York State Department of Parks. The Company will only consider exercising this option in the event the current lease for these facilities, which expires in 1998, is extended by the New York State Department of Parks.

   Management believes that its real estate contacts and golf industry relationships will enable it to identify acquisition, expansion and promotional opportunities that might not otherwise be available to its competitors. Management believes that these factors, together with the fragmented state of the golf center industry, should provide the Company with a large number of potential expansion or acquisition options over the next three to five years, notwithstanding that competitors also may be seeking to expand their existing operations.

   Management believes that the net proceeds of the Offering, debt financing and cash flow from operations, will be sufficient to permit the Company to acquire and open the Englewood Facility and to contribute its required capital to the Monticello Partnership and open two additional golf centers over the next 12 to 18 months. Such belief is based on certain assumptions, including assumptions as to the availability and cost of suitable locations and the availability of debt financing to cover at least 50% of the cost of acquiring and opening each center. See "Risk Factors" and "Use of Proceeds."

   Golf School. The Company owns and operates the Chuck Workman Tour Players School (the "Golf School"). The Golf School offers golf instruction to individuals of all ages and abilities at a flat rate of $99 for six (6) months of unlimited instruction. In addition, the Company plans to expand the Golf School to include multi-day and weekly golf instructional programs at the Monticello Facility.

   Marketing And Advertising. Management intends to develop marketing and advertising programs that will allow it to take advantage of its relationship with prominent teaching and touring professionals, including its Senior Vice President, Chuck Workman. The Company expects to advertise in local and community newspapers, on radio and local cable television channels, use direct mailings and have a regular series of promotions, discounts, teaching clinics, and equipment demonstrations to increase awareness of its golf centers. The Company also will seek to work with professional golf tour organizers when a major golf event (such as the Long Island Northville Open -- one of the leading Senior Tour events) occurs near the Commack Golf Center or one of the other golf centers the Company intends to open in the future.

   Competition. The golf driving range business is competitive and includes competition from golf courses as well as other forms of recreation. Certain of the Company's competitors have considerably greater financial, marketing, personnel and other resources than the Company, as well as greater experience and customer recognition than the Company. In the Long Island market, the Company faces strong competition from several nearby freestanding golf driving ranges and from local public and private golf courses which offer golf practice facilities. While management believes that the location of and the amenities associated with the Commack Golf Center provide it with certain competitive advantages, there can be no assurance that the Company will be able to successfully compete with its competitors.

   Within the past five years, one company, Family Golf Centers, Inc., headquartered in Melville, New York, has become the nation's largest owner and operator of golf driving ranges and that company is pursuing an aggressive development and acquisition strategy that has increased the number of ranges (to approximately 38) under its operation as of January 15, 1997. This company's substantial capital and track record gives it a significant competitive advantage over the Company in acquiring or developing golf practice facilities. The Company is aware of several other public and private companies that are also pursuing multi-site acquisition and development opportunities in the golf driving range and practice facility segment and that may compete directly or indirectly with the Company. Several other large and well-financed companies are active in the management of 18-hole golf courses; however, none of these companies has focused on the driving range, golf practice and learning center segments, although there can be no assurance that they may not do so in the future.

   The Company purchases golf balls and other equipment from a number of suppliers. The Company anticipates that it will have no difficulty in obtaining golf balls from such suppliers.

   Properties. The Commack Golf Center is the only facility currently operated by the Company, and there can be no assurance that the Englewood Facility and the Monticello Facility will be opened as scheduled. The Company occupies the site for the Commack Golf Center pursuant to a commercial lease with an initial term of fifteen (15) years (until April, 2010) with two (2) five (5) year renewal terms at the option of the Company. The rent for the premises is $500,000 per year through April, 1998 with increases of approximately 2.75% per year thereafter so that in year fifteen (15), the rental is $665,000 per year. After year fifteen (15), the lease is renewable at continuing increases of approximately 2.75% or the fair market value rent at the time of the increase, whichever is greater. As additional rent, the Company will pay twenty-five (25%) percent of its gross revenue from $2,400,000 to $3,000,000 and ten (10%) percent of its gross revenue over $3,000,000.

   The Company is currently negotiating a lease in connection with the Englewood Facility. The principal terms of the lease are expected to include an initial term of twenty-five (25) years, with a ten (10) year renewal term at the option of the Company, and annual rent for the premises at the higher of (i) $200,000 or (ii) twenty- five (25%) percent of the gross revenue of the Englewood Facility. The lease is subject to all necessary zoning and regulatory approvals.

   These leases require the Company to observe certain covenants, in addition to its obligation to make timely rent payments. These covenants include a limitation on the property's use as a golf driving range, and related recreational facilities; payment of applicable real estate taxes and assessments; timely payment for improvements to the property so as to avoid the creation of liens against the property; maintenance of adequate insurance for property damage and personal injury (including worker's compensation); and compliance with laws and ordinances. The Company is currently in full compliance with its warranties and obligations under the lease for the Commack Golf Center. If the Company fails to comply with any of these covenants, the landlord has rights against the Company, including the right to terminate the lease and evict the Company from the premises.

   Employees. As of March 31, 1997, the Company had five (5) full-time employees and fifteen (15) part- time employees. The Company anticipates that the additional golf centers it intends to open in the future will be staffed in a manner consistent with the Commack Golf Center. None of the Company's employees is represented by a collective bargaining agreement. The Company has never experienced a strike or work stoppage, and considers its relationship with its employees to be good.

   Environmental Regulation. Golf and recreational centers use and store various hazardous materials such as motor oil, gasoline, pesticides, herbicides and paint. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property is generally liable for the costs of removal or remediation of hazardous substances that are released on its property, regardless of whether the owner or operator knew of, or was responsible for, the release of such hazardous materials. The Company has not been advised of any non- compliance or violation of any environmental laws, ordinances or regulations and the Company believes that it is in substantial compliance with all such laws, ordinances and regulations applicable to its Commack Golf Center. The Company, however, has not performed any environmental studies on the Commack Golf Center and, as a result, there may be potential liabilities and/or conditions of which the Company is not aware. If any such liabilities or conditions arise with respect to the Commack Golf Center or any other facility which may be opened, acquired or operated by the Company in the future, there could be a material adverse effect on the Company.

   The Company's obligations under the lease for the Englewood Facility are subject to the Company obtaining appropriate zoning, environmental and construction permits and the development of the Monticello Facility is subject to the issuance of construction permits. While the Company does not anticipate any difficulties in obtaining these permits and approvals, unforeseen circumstances could occur to delay and increase the anticipated costs of opening these facilities.

   The Company is subject to the Fair Labor Standards Act and various state laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements.

   Insurance. The Company carries property and liability insurance that it believes is adequate. While the Company will make every effort to maintain insurance by industry standards, the Company could suffer a loss from a casualty or liability for an event not covered by insurance or in amounts in excess of coverage. Any such loss could have a material adverse effect on the Company.

   Legal Proceedings. The Company does not know of any material litigation or proceeding pending, threatened or contemplated to which it is or may become a party.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The directors and executive officers of the Company, their positions held with the Company, and their ages are as follows:

       Name               Age                       Position
       ----              -----                      --------
Edward C. Ross  .......   53    Chairman of the Board, Chief Financial Officer
                                 and Director
Stuart M. Goldstein  ..   37    President, Chief Executive Officer and Director
Chuck Workman  ........   60    Senior Vice President, Secretary and Director
Garry Howatt  .........   43    Director
Michael L. Faltischek..   49    Director -- nominee
Robert J. Schwartz  ...   38    Director -- nominee

   The following is a brief summary of the background of each director and executive officer of the Company:

   Edward C. Ross has served as the Chairman of the Board, Chief Financial Officer and a director of the Company since May, 1996. From March, 1994 to May, 1996, Mr. Ross was the founding general partner of the Commack Golf and Family Recreation Center, L.P., the entity that developed the Commack Golf Center. Mr. Ross has been a partner in the accounting firm of Finkle, Ross & Rost since 1975. He also has been involved as a principal in various start-up companies as well as established operating businesses, ranging from manufacturing to real estate to financial consulting. Mr. Ross is a Certified Public Accountant in New York and New Jersey, and is a member of the American Institute of Certified Public Accountants. Mr. Ross is a director of Sel- Leb Marketing, Inc., a publicly traded company. In February, 1994, Mr. Ross was President of Coastal Riverview Development Corp. ("Coastal"), which served as the general partner of Coventry Shopping Plaza Associates ("Coventry"), a limited partnership and the owner and operator of a shopping center in Providence, Rhode Island. On February 1, 1994, Coventry filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, Eastern District of New York. The petition was dismissed at the debtor's request in October, 1994. Mr. Ross was also President of Coastal when it was the general partner of Conrans Plaza Associates ("Conrans"), a limited partnership which owned and operated a shopping center in East Hanover, New Jersey and which filed a petition for reorganization under Chapter 11 in the U.S. Bankruptcy Court, Eastern District of New York on July 11, 1995. Conrans successfully emerged from these proceedings in March, 1996.

   Stuart M. Goldstein has served as President, Chief Executive Officer and director of the Company since September 1996. From June 1992 through September 1996, Mr. Goldstein was Vice President of Wharton Management Group, Inc., a registered investment advisor specializing in the management of a diversified core of investment portfolios valued in excess of $500 million. From August 1989 through May 1992, Mr. Goldstein was a principal with Constable Partners L.P., where he was active in the management of the company's interests in mergers and acquisitions, spin-offs and special situations. Since 1991, Mr. Goldstein has been a member of the Metropolitan Golf Association, a governing body overseeing approximately 300 golf facilities and clubs in the New York tri-state area, where he serves as a member of the Public Golf and Junior Committees. Mr. Goldstein received a B.S. in finance from Syracuse University.

   Chuck Workman has served as the Senior Vice President and a director of the Company since May, 1996. Since 1980, Mr. Workman has been the Director of Golf for the five golf courses located at Bethpage State Park, Bethpage, New York. As the Director of Golf at this facility, Mr. Workman operates the golf driving range, owns and manages the Chuck Workman Pro Shop and supervises golf instruction offered by more than five teaching professionals. Mr. Workman also organizes various golf tournaments at Bethpage State Park. Since 1985, Mr. Workman has played in approximately 100 PGA Senior Tour Golf Tournaments.

   Garry Howatt has been a director of the Company since May, 1996. Since 1985, Mr. Howatt has been the Managing Partner and President of Mt. Freedom Golf (in New Jersey), which operates an upscale driving range, miniature golf course, batting range and golf pro shop. From 1972 through 1984, Mr. Howatt was a professional hockey player with the New York Islanders (1972-1981), the Hartford Whalers (1981-1982) and the New Jersey Devils (1982-1984).

   Michael L. Faltischek is a senior partner at the firm of Ruskin, Moscou, Evans & Faltischek, P.C., a general practice law firm located in Mineola, New York, where he has served as managing partner since 1976. Since September, 1995, Mr. Faltischek has served as a trustee on the Board of the Long Island Power Authority. Mr. Faltischek was admitted to practice law in the State of New York in 1974, having received his Juris Doctor degree, cum laude, from Brooklyn Law School in 1973. Mr. Faltischek will be elected to the Company's Board of Directors after the closing of the Offering.

   Robert J. Schwartz has been a Vice President, Director of Marketing for Golf Magazine Properties, a division of Times Mirror Magazines since August, 1993. From May 1984, through August 1993, Mr. Schwartz was a Senior Vice President at NW Ayer, Inc., a major advertising agency, where he was a management supervisor for Maxfli Golf. Mr. Schwartz received an MBA in marketing from New York University and a B.S. in advertising from the Newhouse School at Syracuse University. Mr. Schwartz will be elected to the Company's Board of Directors after the closing of the Offering.

   Vacancies and newly-created directorships resulting from any increase in the number of authorized directors may be filled by a majority vote of the directors then in office. Officers are elected by, and serve at the pleasure of, the Board of Directors. The loss of services of Edward Ross, Stuart Goldstein or Chuck Workman could have a material adverse effect on the Company. See "Risk Factors -- Dependence on Key Employees." The Board of Directors intends to establish Audit and Compensation Committees following the completion of the Offering. Michael L. Faltischek will be appointed as Chairman of both such committees.

   The Company's employee directors do not receive any additional compensation for their services as directors. Non-employee directors do not receive a cash compensation for serving as such, but are reimbursed for expenses. Pursuant to the Company's 1996 Non-Employee Director Stock Option Plan, each non-employee director will receive options to purchase 5,000 shares of Common Stock upon initial election to the Board of Directors and will receive 5,000 additional options upon each annual re-election.

   The Underwriter has a five-year right, effective upon the Closing, to designate one nominee to the Company's Board of Directors, which shall not exceed seven persons during such period without the Underwriter's consent. As of the date of this Prospectus, the Underwriter has no intention to nominate any person for election as director.

   Employment Agreements. The Company has entered into a five (5) year employment agreement with Stuart Goldstein commencing on September 16, 1996. Mr. Goldstein shall serve as President and Chief Executive Officer and will devote 100% of his time to the Company. The Agreement provides for annual compensation of $125,000 through the period ending December 31, 1997, $150,000 for the year ending December 31, 1998 and $200,000 per year for the remainder of the term, as well as options to purchase 500,000 shares of Common Stock. In addition, Messrs. Edward Ross and Chuck Workman have entered into five (5) year employment agreements with the Company. In accordance with their respective contracts, each of Messrs. Ross and Workman is entitled to annual compensation of $30,000 and $25,000, respectively, as well as options to purchase 100,000 and 50,000 shares of Common Stock, respectively. Each of Messrs. Ross and Workman shall devote their respective time to the business of the Company on an as-needed basis. Each of Messrs. Goldstein, Ross and Workman is subject to a covenant not to compete with the Company which prohibits each of them from competing with the Company during the terms of their respective employment agreements and for a period of two (2) years thereafter in the United States.

   Stock Option Plans. The Company maintains two stock option plans, as amended, pursuant to which an aggregate of 1,000,000 shares of Common Stock may be granted.

     1996 Stock Option Plan. The 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors and the stockholders of the Company in May, 1996. Under the 1996 Plan, as amended, 900,000 shares of Common Stock have been reserved for issuance upon exercise of options designated as either (i) incentive stock options ("ISOs") under the Internal Revenue Code (the "Code"), or (ii) non-qualified options. ISOs may be granted under the 1996 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

   The purpose of the 1996 Plan is to encourage stock ownership by certain directors, officers and employees of the Company and certain other persons instrumental to the success of the Company and to give them a greater personal interest in the success of the Company. The 1996 Plan is administered by the Board of Directors or by a stock option committee selected by the Board. The Board or such committee, within the limitations of the 1996 Plan, shall determine the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the option purchase price per share and the manner of exercise, the time, manner and form of payment upon exercise of an option, and whether restrictions such as repurchase rights by the Company are to be imposed on shares subject to options. ISOs granted under the 1996 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). Non-qualified options granted under the 1996 Plan may not be granted at a price less than 85% of the fair market value of the Common Stock on the date of grant (or the fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any person are exercisable for the first time by such person during any calendar year (under all stock option plans of the Company and any related corporation) may not exceed $100,000. The 1996 Plan will terminate in December, 2006. The term of each option granted under the 1996 Plan will expire not more than ten years from the date of grant (or five years from the date of grant in the case of persons holding 10% or more of the voting stock of the Company). Options granted under the 1996 Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. As of the date hereof, 500,000 options have been granted under the 1996 Plan to Stuart Goldstein, the President and Chief Executive Officer of the Company; 120,000 of such options are designated as ISOs as defined in the Code (20,000 of which vested on December 31, 1996 and the balance of which shall vest ratably per quarter for 20 quarters commencing on March 31, 1997). The remaining 380,000 options are Non- Qualified Options as defined in the Code, 30,000 of which vested on December 31, 1996 and the remainder of which shall vest ratably per quarter for 20 quarters commencing on March 31, 1997. Mr. Goldstein has the right to require the Company, at its expense, to register the shares issuable upon exercise of the options after thirty- six (36) months from the Effective Date. In addition, 100,000 options have been granted under the 1996 Plan to Edward Ross, the Chairman of the Company and 50,000 to Chuck Workman, the Company's Senior Vice President, all of which are ISOs. Messrs. Ross and Workman's options shall vest ratably per quarter over a period of five (5) years commencing December 31, 1996. All the aforementioned options granted are exercisable at a price of $5.00 per share and expire ten years from the date of grant.

     1996 Non-Employee Director Stock Option Plan. The 1996 Non-Employee Director Stock Option Plan (the "Directors Plan") was adopted and approved by the Board of Directors and the stockholders of the Company in May, 1996. Options to purchase an aggregate of 100,000 shares of Common Stock may be issued pursuant to the Directors Plan. Pursuant to the terms of the Directors Plan, each independent unaffiliated Director automatically shall be granted, subject to availability, without any further action by the Board of
Directors: (i) a non-qualified option to purchase 5,000 shares of Common Stock upon their election to the Board of Directors; and (ii) a non-qualified option to purchase 5,000 shares of Common Stock on the date of each annual meeting of stockholders following their election to the Board of Directors at which they are re-elected to the Board. The exercise price of each option is the fair market value of the Common Stock on the date of grant. Each option expires five years from the date of grant and vests in two annual installments of 50% each on the first and second anniversary of the date of grant. Options granted under the Directors Plan generally are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. In the event an optionee ceases to be a member of the Board of Directors (other than by reason of death or disability), then the vested portion of the option may be exercised for a period of 180 days from the date the optionee ceased to be a member of the Board of Directors. In the event of death or permanent disability of an optionee, all options accelerate and become immediately exercisable until the scheduled expiration date of the option. As of the date hereof, options to acquire 5,000 shares of Common Stock have been granted to Mr. Garry Howatt under the Directors Plan.

   Limitation of Liability and Indemnification Matters. The Company's Certificate of Incorporation: (i) eliminates the liability of the directors of the Company for monetary damages to the fullest extent permitted by Delaware law; and (ii) authorizes the Company to indemnify its officers and directors to the fullest extent permitted by Delaware law. The By-Laws of the Company provide broad indemnification for officers and directors against expenses (including legal fees, judgments and Company-approved settlements) incurred in connection with any civil or criminal action which arises from the performance of duties for the Company.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

   Key Man Insurance. The Company is the sole beneficiary of a $1,000,000 term life insurance policy covering Stuart Goldstein.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth, as of the date hereof, the ownership of the Common Stock by (i) each person who is known by the Company to own of record or beneficially more than 5% of the outstanding Common Stock, (ii) each of the Company's directors, nominees for directors, and executive officers, and (iii) all directors, nominees for directors, and executive officers of the Company as a group. Except as otherwise indicated, the stockholders listed in the table have the sole voting and investment power with respect to the shares indicated.

                                                      Percentage     Percentage
     Name and Address of         Number of Shares       Before          After
       Beneficial Owner         Beneficially Owned   Offering(1)     Offering(1)
     -------------------        ------------------   ------------    ------------
Edward C. Ross(2)(5)                 779,350            61.13%          30.62%
  c/o the Company
  4 Henry Street
  Commack, NY 11725
Stuart M. Goldstein(3)(5)            776,500            58.06%          29.78%
  c/o The Company
  4 Henry Street
  Commack, N.Y. 11725
Chuck Workman(4)                      63,802             5.02%           2.51%
  c/o the Company
  4 Henry Street
  Commack, NY 11725
Garry Howatt(2)                       53,749             4.22%           2.11%
  c/o the Company
  4 Henry Street
  Commack, NY 11725
Robert Schwartz                        -- --            -- --           -- --
  c/o the Company
  4 Henry Street
  Commack, NY 11725
Michael L. Faltischek                  -- --            -- --           -- --
  c/o Ruskin, Moscou, Evans
  & Faltischek, P.C.
  170 Old Country Road
  Mineola, NY 11501
All directors, nominees for          969,401            76.33%          38.17%
  directors, and executive
  officers of the Company as
  a group (6 persons)
  (1)(2)(3)(4)(5)(6)

(1) Does not include shares issued pursuant to the exercise of the Underwriter's Over-Allotment Option.

(2) Includes 10,000 shares of Common Stock issuable upon the exercise of options within 60 days of the date of this Prospectus.

(3) Includes 72,500 shares of Common Stock issuable upon the exercise of options within 60 days of the date of this Prospectus.

(4) Includes 5,000 shares of Common Stock issuable upon the exercise of options within 60 days of the date of this Prospectus.

(5) Includes 700,000 shares owned beneficially by persons listed as Selling Stockholders but held by Messrs. Ross and Goldstein as custodian/limited power of attorney for such persons. Messrs. Ross and Goldstein disclaim beneficial ownership of such shares. Messrs. Ross and Goldstein have limited dispositive power over, but have no pecuniary interest in, such shares. Until such shares of stock are sold, the holders thereof, and not Messrs. Ross and Goldstein, retain all voting rights in connection with such stock. See "Selling Stockholders; Plan of Distribution."

(6) These numbers reflect the 700,000 shares discussed in (5) above only once.

                             CERTAIN TRANSACTIONS

   The Commack Partnership was organized in 1994 to construct, develop and operate the Commack Golf Center. The Commack Partnership's limited partners provided the Commack Partnership's with capital of $2,190,000 through a private placement of limited partnership interests that was exempt from the registration requirements of the Act pursuant to Regulation D thereunder. The general partners contributed $10,000 of capital to the Commack Partnership.

   In the latter part of 1995 and the first quarter of 1996, the Commack Partnership borrowed a total of $404,475 from the limited partners and two general partners in connection with the development of the Commack Golf Center. The indebtedness from the limited partners will be repaid from the proceeds of this Offering. The indebtedness to the general partners ($314,500) is non-interest bearing and due on demand.

   In November, 1995, United Acquisition I Corp., was incorporated and received equity investments from its founding stockholders in the amount of $54,500. This company had no affiliation with the Commack Partnership at the time of its formation. In April, 1996, this company (whose name was changed to U.S. Golf and Entertainment Corp., herein referred to as "U.S. Golf Corp.") loaned $41,200 to the Commack Partnership in anticipation of the purchase (the "Purchase") of the partnership interests of the Commack Partnership for its stock. In May, 1996, U.S. Golf Corp. raised an additional $500,000 from the sale of common stock and warrants (which was a precondition to the Purchase) of which approximately $450,000 was loaned to the Commack Partnership in anticipation of the Purchase. The Purchase was effected through the organization of the Company (May, 1996) as the corporate entity which would (i) exchange, on a tax-free basis, the partnership interests in the Commack Partnership for 1,045,000 shares of Common Stock in the Company; and (ii) exchange, on a tax-free basis, the stock and warrants of U.S. Golf Corp (i.e., 1,045,000 shares and 2,020,000 warrants) for an identical amount of Common Stock and warrants in the Company. These exchanges were consummated on June 3, 1996. Subsequent to the Purchase, the terms of the warrants were modified to reflect the exercise price of the Class A Warrants offered by the Company in exchange for their registration in the Registration Statement.

   In November, 1996 the Company (A) redeemed, for an aggregate purchase price of $601,125, 845,000 shares of the Company's Common Stock and all 2,020,000 Class A Warrants from persons who were formerly stockholders of U.S. Golf Corp. and issued 20,000 shares of the Company's Common Stock to one
(1) U.S. Golf Corp. stockholder as additional consideration for the surrender of his warrants (B) obtained Bridge Loans of $836,000 from accredited investors (the proceeds of which were used in part for the aforesaid redemption) and (C) issued Bridge Warrants to purchase a total of 110,000 shares of the Company's Common Stock, at $0.10 per share, to the aforesaid accredited investors. The aggregate purchase price of $601,125 described in
(A) above was allocated as follows: 325,000 shares of the Company's Common Stock plus 975,000 warrants were redeemed for $1.00 per unit, 520,000 shares of Common Stock plus 520,000 warrants were redeemed for $0.53 per unit ($275,600) and the remaining 525,000 warrants were redeemed for a total of $525. The business principle underlying these redemption prices was the agreement between the Company and the securityholders that such amounts provided each securityholder with a full return of his invested amount, and, in the case of certain securityholders who had provided investment capital at an earlier date, a return on their investment that reflected the risk associated with the investment at the time it was made.

   In April, 1997, persons owning an aggregate of 700,000 shares of Common Stock (herein listed as Selling Stockholders) entered into Custody Agreements/Irrevocable Powers of Attorney with Edward Ross and Stuart Goldstein. Pursuant to these Agreements/Powers of Attorney, Messrs. Ross and Goldstein were granted the irrevocable authority to sell those shares of Common Stock, subject to the Underwriters consent, at any time from the Effective Date up to the earlier of 18 months after the Effective Date or such time as all of the Additional Stock (as hereinafter defined) is released from lock-up by the Underwriter, with the Selling Stockholders receiving $2.90 per share (in the case of 500,000 shares) or $1.25 per share (in the case of 200,000 shares) and the Company receiving the proceeds of such sales in excess of such amounts. See "Selling Stockholders; Plan of Distribution."

   In March, 1997, the Company obtained additional Bridge Loans of $380,000 from, and issued Bridge Warrants to purchase an additional 50,000 shares of Common Stock to, accredited investors, the proceeds of which were used to redeem $76,000 of Bridge Loans and 10,000 Bridge Warrants from an investor in the November, 1996 private offering, and for working capital and preliminary expenses in connection with the Englewood Facility.

   In March, 1997, the Company entered into a Limited Partnership Agreement of the Island Glen County Club, L.P., with the Island Glen County Club, Inc., as general partner, and the Company and International Business Advisory Group Inc., as limited partners, for the operation of the Monticello Facility. The Company will contribute $25,000 to the Monticello Partnership and has agreed to commit (i) $475,000 within five (5) days after completion of the Offering and (ii) $500,000 no later than July 1, 1997. The terms of the Limited Partnership Agreement include profit and loss sharing in accordance with respective percentage ownership interests, limited liability for limited partners not to exceed their respective capital interests, and limitation on transfer of ownership interests.

   The Company believes that all of the foregoing transactions and arrangements were fair and reasonable to the Company and were on terms no less favorable than could have been obtained from unaffiliated third parties. There can be no assurance, however, that future transactions or arrangements between the Company and affiliates will continue to be advantageous to the Company, that conflicts of interest will not arise with respect thereto, or that if conflicts do arise, they will be resolved in a manner favorable to the Company. Any such future transactions will be on terms no less favorable to the Company than could be obtained from unaffiliated parties and, where deemed appropriate by the Board of Directors, will be approved by a majority of the independent and disinterested members of the Board of Directors, outside the presence of any interested directors and, to the extent deemed appropriate by the Board of Directors, the Company will obtain shareholder approval of fairness opinions in connection with any such transaction.

                          DESCRIPTION OF SECURITIES

   The following summary descriptions are qualified in their entirety by reference to the Company's Certificate of Incorporation, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

   Common Stock. The Company is authorized to issue 20,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). As of the date of this Prospectus, there were 1,265,000 shares of Common Stock issued and outstanding and held of record by 56 stockholders. Each stockholder is entitled to one vote per share of Common Stock owned by such stockholder on all matters submitted to a vote of the stockholders.

   The Common Stock is not entitled to preemptive rights and is not subject to redemption. Subject to the dividend rights of holders of any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends at such times and in such amounts as the Board of Directors, from time to time, may determine. Subject to the liquidation preference of any then outstanding preferred stock, holders of Common Stock are entitled to receive, on a pro rata basis, all remaining assets of the Company available for distribution to the holders of Common Stock in the event of the liquidation, dissolution or winding up of the Company.

   All outstanding shares of Common Stock are, and the shares of the Common Stock issued pursuant to the Offering will be, validly issued, fully paid and non-assessable.

   Preferred Stock. The Board of Directors has the authority to cause the Company to issue, without any further vote or action by the stockholders, up to 1,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"), in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely effect the voting power of the holders of Common Stock, including the loss of voting control. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors -- Potential Adverse Effect of Issuance of any Authorized Preferred Stock."

   Warrants. In connection with the Company's private offering consummated in November, 1996 and March 1997, the Company issued an aggregate of 150,000 Bridge Warrants, each such warrant entitling the holder thereof to purchase one (1) share of Common Stock at an exercise price of $0.10 per share, subject to adjustment. The Bridge Warrants are exercisable commencing one (1) year from the Effective Date until October 23, 2001.

   Delaware Takeover Statute. The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the Company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines business combination to include, among other things:
(i) any merger or consolidation involving the Company and the interested stockholder; (ii) any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the Company involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any stock of the Company to the interested stockholder; (iv) any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any class or series of the Company beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by such entity or person.

   Transfer Agent and Warrant Agent. American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005, has been appointed as the transfer agent and warrant agent for the Common Stock and Class A Warrants.

                       SHARES ELIGIBLE FOR FUTURE SALE

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons who may be deemed to be "affiliates" of the Company, as that term is defined under Rule 144, is entitled to sell within any three-month period a number of restricted shares beneficially owned for at least one year that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a Form 144 with the Securities and Exchange Commission with respect to such sale. Sales under Rule 144 also are subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the Company any time during the 90-day period preceding such sale and has beneficially owned such shares for at least two years is entitled to sell such shares without regard to the volume or other requirements pursuant to Rule 144(k).

   Any employee, officer, or director of, or consultant to, the Company, who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701 under the Act, which permits non-affiliates to sell their Rule 701 shares of Common Stock without having to comply with the public information, holding period, volume limitations, or notice provisions of Rule 144, and which permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the Company becomes subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   Following the Offering, 545,000 shares of Common Stock currently outstanding as well as 150,000 common shares issuable pursuant to the exercise of the Bridge Warrants will be "restricted securities" as that term is defined in Rule 144 promulgated under the Act (the "Restricted Securities"). All of such shares of Common Stock will be eligible for sale in the public market pursuant to the provisions of Rule 144 or Rule 701 under the Act at various times after the Effective Date, subject to the "lock-up" agreements with the Underwriter described below.

   Holders of the Additional Stock will be subject to lock-up agreements for a period of eighteen (18) months from the Effective Date, subject to earlier release by the Underwriter. It is the intention of the Underwriter to release such lock-ups as early as practicable on or after the Effective Date if in its sole judgment, market conditions and public demand for additional shares of the Company's Common Stock so warrant.

   The Company has adopted the 1996 Stock Option Plan, as amended, pursuant to which it has issued options to purchase 500,000, 100,000 and 50,000 shares of Common Stock to each of Messrs. Stuart Goldstein, Edward Ross and Chuck Workman, respectively.

   The Company has adopted the 1996 Non-Employee Director Stock Option Plan pursuant to which it has issued options to purchase 5,000 shares of Common Stock to Mr. Garry Howatt and may issue options to purchase up to an additional 95,000 shares of Common Stock.

   Holders of the Additional Stock, the Restricted Securities, Bridge Warrants, the Employee Options and the Director Options have agreed that they will not, without the Underwriter's written consent, and, in the case of the Additional Stock, subject to the terms and conditions described below, sell, transfer, assign, pledge, hypothecate or otherwise dispose of any of the Additional Stock, the Restricted Securities, the Bridge Warrants or the shares of Common Stock issuable upon exercise of the Employee Options or Director Options for a period of 18 months from the Effective Date in the case of the Additional Stock and 24 months from the Effective Date in the case of the other aforementioned securities. At the request of NASDAQ, the Underwriter has agreed not to release the Bridge Warrants or the shares of common stock issuable upon exercise thereof from the lock-up sooner than one
(1) year from the Effective Date. See "Selling Stockholders; Plan of Distribution."

   Following the expiration of the lock-up period (or prior thereto if the Underwriter should so agree) and/or restrictive periods described above, a substantial sale of securities pursuant to Rule 144 or otherwise could occur and might have an adverse effect on the market price of the Company's securities.

                  SELLING STOCKHOLDERS; PLAN OF DISTRIBUTION

   Pursuant to the exchange agreement with the stockholders of U.S. Golf Corp., the Company issued 1,045,000 shares of Common Stock and 2,020,000 Class A Warrants to such stockholders. In addition, pursuant to the exchange agreement with the limited partners of the Commack Partnership, the Company issued 1,045,000 shares of Common Stock to such limited partners. In November, 1996, 845,000 shares of Common Stock and all 2,020,000 Class A Warrants were repurchased from certain former U.S. Golf Corp. stockholders by the Company. The Company has agreed to include the remaining 200,000 shares of Common Stock held by other former U.S. Golf Corp. stockholders and a total of 500,000 shares of Common Stock held by the limited partners of the Commack Partnership in the Registration Statement of which this Prospectus is a part. The 700,000 shares of Common Stock being so registered are referred to herein as the "Additional Stock" and the holders thereof as the "Selling Stockholders."

   The following table sets forth the record ownership of the Common Stock held by the Selling Stockholders as of the date of this Prospectus and the number of shares of Common Stock to be sold:

                                                                                  Number of
                                            Number of          Number of          Shares of
                                            Shares of          Shares of         Common Stock     Percentage
                                          Common Stock        Common Stock          After            After
     Name of Selling Stockholder        Prior to Offering   to be Registered     Offering(1)    Offering(1)(2)
     ---------------------------        -----------------   ----------------    -------------   --------------
Edward Ford(3)  .....................        19,500              15,952              3,548               *
William Pattison(4)  ................         5,000               5,000                  0               *
Chuck Workman(4)(5)  ................        58,802              10,000             48,802            1.9
Donald Balbinder(4)  ................        25,000              25,000                  0            0
Jonathan Halperin(4)  ...............        25,000              25,000                  0            0
David B. Lever(4)  ..................        25,000              25,000                  0            0
Peter Halperin(4)  ..................        25,000              25,000                  0            0
Craig W. Effron(4)  .................        70,000              50,000                  0            0
Alan Koch(4)  .......................        25,000              25,000                  0            0
Steve Aptecker(6)  ..................         9,500               5,952              3,548               *
Pasquale J. Bagnato(6)  .............        14,250               8,932              5,318               *
Matthew Barbara(6)  .................         9,500               5,952              3,548               *

                                                                                  Number of
                                            Number of          Number of          Shares of
                                            Shares of          Shares of         Common Stock     Percentage
                                          Common Stock        Common Stock          After            After
     Name of Selling Stockholder        Prior to Offering   to be Registered     Offering(1)    Offering(1)(2)
     ---------------------------        -----------------   ----------------    -------------   --------------
Paul E. Barbara(6)  .................         9,500               5,952              3,548             *
Howard Baron(6)  ....................         9,500               5,952              3,548             *
Robert Brosnan(6)  ..................        19,000              11,905              7,095             *
Eugene Bernstein(6)  ................         9,500               5,952              3,548             *
Harold Bernstein(6)  ................         9,500               5,952              3,548             *
Julius A. Binetti(6)  ...............         9,500               5,952              3,548             *
David Brand(6)  .....................         9,500               5,952              3,548             *
Teri R. Costello(6)  ................        19,000              11,905              7,095             *
Kevin Fee(6)  .......................        19,000              11,905              7,095             *
Edward Feinberg(6)  .................         9,500               5,952              3,548             *
Donald Feinsod(6)  ..................        19,000              11,905              7,095             *
Alan Feldman(6)  ....................         9,500               5,952              3,548             *
David Feldman(6)  ...................        19,000              11,905              7,095             *
Alvin Finkle(6)  ....................        38,000              23,808             14,192             *
Clark Gillies(6)  ...................        38,000              23,810              7,095             *
Jack Herrick(6)  ....................        19,000              11,905              7,095             *
Raina Herrick(6)  ...................        19,000              11,905              7,095             *
Carmine Inserra(6)  .................        14,250               8,932              5,318             *
Uwe Krupp  ..........................        38,000              23,808             14,192             *
Frank Lemieux(6)  ...................        19,000              11,905              7,095             *
Peter Leonard(6)  ...................        19,000              11,905              7,095             *
Gilbert Lerner(6)  ..................        38,000              23,808             14,192             *
Harvey Lerner(6)  ...................         9,500               5,952              3,548             *
Alvin Levine(6)  ....................        47,500              29,762             17,738             *
Phyllis Lido(6)  ....................         9,500               5,952              3,548             *
Marc Locker(6)  .....................        19,000              11,905              7,095             *
Douglas Lopez(6)  ...................        19,000              11,905              7,095             *
Jonathan Lopez(6)  ..................         9,500               5,952              3,548             *
Matthew Lopez(6)  ...................         9,500               5,952              3,548             *
Gary Pezza(6)  ......................        38,000              23,808             14,192             *
Joseph D. Posillico(6)  .............        19,000              11,905              7,095             *
Mario Posillico(6)  .................        19,000              11,905              7,095             *
Carole Provenzano/Elias Rodriquez(6)         14,250               8,932              5,318             *
Audrey Reed(6)  .....................        38,000              23,808             14,192             *
Joanne M. Russell(6)  ...............         9,500               5,952              3,548             *
Eros Sanchez(6)  ....................        38,000              23,808             14,192             *
Daniel Saretto(6)  ..................        14,250               8,931              5,319             *
Larry Sussman(6)  ...................         9,500               5,952              3,548             *
Larry H. Weiss(6)  ..................         9,500               5,952              3,548             *
Marcia Zimmerman(6)  ................         9,500               5,952              3,548             *

------
(1) Assumes all shares of Common Stock registered will be sold concurrently with the Offering.

(2) Based on the number of shares of Common Stock outstanding after the Offering. Assumes that the Underwriter does not exercise its Over-Allotment Option.

(3) This Selling Stockholder shall receive up to $1.25 per share in respect of up to 10,000 shares of Common Stock sold on his behalf and up to $2.90 per share in respect of the remaining 5,952 shares of Common Stock sold on his behalf from the Effective Date to the second anniversary of the Effective Date. The Company shall receive the proceeds from such sales in excess of $1.25 per share or $2.90 per shares, as the case may be.

(4) These Selling Stockholders shall receive up to $1.25 per share of Common Stock sold on their behalf from the Effective Date to the second anniversary of the Effective Date. The Company shall receive the proceeds from such sales in excess of $1.25 per share.

(5) Chuck Workman, the Company's Senior Vice President, is a principal of Chuck Workman Pro Golf, Ltd., a general partner of the Commack Partnership.

(6) These Selling Stockholders shall receive up to $2.90 per share of Common Stock sold on their behalf from the Effective Date to the second anniversary of the Effective Date. The Company shall receive the proceeds from such sales in excess of $2.90 per share.

* indicates a security ownership of less than 1%.

   In April, 1997, these Selling Stockholders entered into Custody Agreements/Limited Irrevocable Powers of Attorney with Edward C. Ross and Stuart M. Goldstein jointly (the Chairman and President of the Company) pursuant to which Messrs. Ross and Goldstein were granted the limited irrevocable authority to sell those shares, subject to the Underwriter's consent, at any time from the Effective Date up to the earlier of 18 months after the Effective Date or such time as all of the Additional Stock is released from lock-up by the Underwriter. All proceeds from the sale of Additional Stock will be proportionately distributed to all of the Selling Stockholders (up to $2.90 per share for 500,000 shares and $1.25 per share for 200,000 shares), with the balance of such proceeds delivered to the Company. Until the Additional Stock is sold, the holders thereof retain all voting rights in connection with such stock.

   The Additional Stock being offered by the Selling Stockholders pursuant to this Prospectus may be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. They may be sold by one or more of the following methods, including, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated. Such brokers and dealers, which may include the Underwriter, and any other participating brokers and dealers may be deemed to be "underwriters" within the meaning of the Act in connection with such sales, and any profits realized or commissions received may be deemed underwriting compensation.

   All of the Additional Stock to be offered by the Selling Stockholders is held in custody under irrevocable powers of attorney by Edward C. Ross and Stuart M. Goldstein jointly, and any Additional Stock not sold within eighteen (18) months of the Effective Date will be returned to the Selling Stockholders.

   The Company has agreed to indemnify the Selling Stockholders against certain civil liabilities, including liabilities under the Act.

   In the event shares of Additional Stock are sold within the eighteen (18) month period from the Effective Date, each Selling Stockholder will be entitled to receive proceeds from the future sale of his, her or its respective Additional Stock in amounts up to $2.90 per share of Additional Stock sold with respect to the 500,000 shares of Additional Stock held by the former limited partners of the Commack Partnership, and up to $1.25 per share of Additional Stock sold held by certain former stockholders of U.S. Golf Corp. Except for the costs of including the Additional Stock within the Registration Statement, which costs are borne by the Company, the Selling Stockholders will bear all expenses of any offering by them of such securities, including the costs of their counsel and of any sales commissions incurred.

   Each Selling Stockholder has agreed not to sell, transfer or assign, pledge, hypothecate or otherwise dispose of any of such Selling Stockholder's shares of Additional Stock for a period of 18 months after the Closing of the Offering, without the consent of the Underwriter.

   The Underwriter may release the Selling Stockholders from these lock-up agreements at any time in its sole discretion. The determination of whether to grant such a release will be made by the Underwriter based on such considerations as the Underwriter may deem relevant, including but not limited to market conditions and public demand for additional shares of Common Stock of the Company. As of the date of this Prospectus, no agreements have been reached regarding the release of any such lock-up agreement but it is the intention of the

Underwriter to release such lock-ups as early as practicable on or after the Effective Date if in its sole judgment, market conditions and public demand for additional shares of the Company's Common Stock so warrant. There are no relationships and/or affiliations between the Selling Stockholders and any of their officers, directors, affiliates and associates and the Underwriter and its officers, directors, principal shareholders and affiliates.

                                 UNDERWRITING

   The Company has entered into an underwriting agreement (the "Underwriting Agreement") with First United Equities Corporation (the "Underwriter") pursuant to which it will serve as the underwriter in connection with the Offering. In accordance with Underwriting Agreement, the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter 1,270,000 shares of Common Stock on a "firm commitment" basis.

   The Underwriter is committed to purchase and pay for all of the Common Stock offered hereby, if any Common Stock is purchased. The Common Stock is being offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to approval of certain legal matters by Underwriter's counsel and to certain other conditions.

   The Underwriter has advised the Company that it proposes to offer the Common Stock to the public at the offering price set forth on the cover page of this Prospectus. In addition, it may allow to certain dealers who are members of the NASD concessions not in excess of $0.25 per share of Common Stock of which not more than $0.125 for each share of Common Stock may be reallowed to other dealers who are members of the NASD.

   The initial public offering price of the Common Stock determined by negotiation between the Company and the Underwriter and is not necessarily related to the Company's assets, book value, results of operations, or other established criteria of value, and should not be regarded as an indication of the future market price of the Common Stock. Factors considered in determining the offering price of the Common Stock consisted of the present state of the Company's development, the future prospects of the Company, an assessment of management, the general condition of the securities markets, the demand for similar securities of companies comparable in development or markets, and prevailing economic condition.

   No member of management and no one acting at their direction is expected to recommend, encourage or advise any investor to open brokerage accounts with any broker-dealer that makes a market in the Common Stock. Management also is not expected to make any recommendation to existing stockholders with respect to the sale or purchase of the Common Stock. Officers, directors or employees of the Company will not be permitted to purchase Common Stock in the Offering. In addition, the Underwriter does not intend to sell any of the Common Stock to individuals or accounts over which it exercises discretionary authority.

   The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against certain liabilities, including liabilities under the Act.

   The Company has granted to the Underwriter an option exercisable for 45 days from the date of this Prospectus, to purchase up to 190,500 additional shares of Common Stock (the "Over-Allotment Option"). The Underwriter may exercise this option, in whole, from time to time, solely for the purpose of covering over-allotments, if any, made in connection with the sale of the Securities.

   The Company has agreed to pay to the Underwriter a non-accountable expense allowance equal to 3% of the gross proceeds of the Offering, or $247,650 ($284,798 if the Underwriter exercises the Over-Allotment Option in full, assuming an initial offering price of $6.50 per share) of which $25,000 has already been paid and an additional $25,000 that may be paid prior to the Offering. The Company has treated this payment as a deferred offering cost. The Company has also agreed to pay all of the costs of qualifying the Common Stock under federal and state securities laws, together with legal and accounting fees, printing and other costs in connection with the Offering estimated by the Company to aggregate approximately $405,000. The Company is also required to reimburse the Underwriter for due diligence expenses of up to $10,000.

   The Company has granted to the Underwriter options to purchase 127,000 shares of Common Stock for an aggregate of $127 (the "Stock Purchase Option"). The exercise price of the Stock Purchase Warrants are $8.45 per share. The Stock Purchase Warrants is exercisable over a period of five years commencing one year from the Effective Date.

   The Company has entered into an agreement with the Underwriter providing for the payment of a fee to the Underwriter in the event the Company closes a merger, acquisition, financing or other similar transaction during the five year period beginning on the effective date of the Registration Statement with a party to whom the Company was introduced by the Underwriter. In such event, the Company shall pay a finder's fee of 5% of the first $5,000,000 of consideration realized or paid by the Company and 2.5% of the excess over $5,000,000. Any such finder's fee will be paid in cash, subject to certain exceptions, at the closing of such transaction. The Company has also entered into an agreement with the Underwriter to act as its financial consultant, for a period of three years commencing on the Effective Date, at an annual fee of $36,000 (exclusive of any accountable out- of-pocket expenses), which fees will be payable at a rate of $3,000 per month. This fee, as distinguished from the finder's fee to be paid in connection with mergers, financings and other similar transactions arranged by the Underwriter, covers such regular and customary consulting services such as disseminating information about the Company to the investment community, assisting in the preparation of annual and interim reports and press releases, arranging meetings with securities analysts, and rendering advice on a host of other financial and operational matters.

   Holders of the Additional Stock, the Restricted Securities, the Bridge Warrants, the Employee Options, and the Director Options have agreed that they will not, without the Underwriter's consent, and in the case of the Additional Stock, subject to the terms and conditions described above, sell, transfer, assign, pledge, hypothecate or otherwise dispose of any of the Additional Stock, the Bridge Warrants, the Restricted Securities or the shares of Common Stock issuable upon the exercise of the Employee Options or the Director Options for a period of 18 months from the Effective Date in the case of the Additional Stock and 24 months from the Effective Date in the case of the other aforementioned securities. At the request of NASDAQ, the Underwriter has agreed not to release the Bridge Warrants or the shares of common stock issuable upon exercise thereof from the lock-up sooner than one
(1) year from the Effective Date. It is the intention of the Underwriter to release such lock-ups with respect to the Additional Stock as soon as practicable after the Effective Date if in its sole judgment, market conditions and public demand for additional shares of the Company's Common Stock so warrant.

   The Underwriter has a five year right effective upon the Effective Date, to designate either an advisor to or one nominee for director to the Company's Board of Directors, which shall not exceed seven persons during such period, without the Underwriter's consent. As of the date of this Prospectus, the Underwriter has no intention to nominate any person for election as a director.

   Prior to this offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the Underwriter. Among the factors considered in determining the offering price were the Company's financial condition, prospects and management. There can be no assurance however, that the price at which the Common Stock will sell in any public market after the Offering will not be lower than the offering price. It will be the responsibility of the Underwriter and any participants in the selling group to sell the Common Stock hereby to be registered. Neither the Underwriter nor any of the participants of the underwriting group have a material relationship with the promoters, officers and/or directors of the Company.

   The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against certain liabilities in connection with the Registration Statement, including liabilities under the Act. The Company and the Underwriter have agreed to indemnify each other against liabilities arising out of or based upon any untrue statement or alleged untrue statement of any material fact or omission or alleged omission of a material fact required to be stated or necessary to make the statements made no misleading, in each case only to the extent made in reliance upon or in conformity with written information furnished by the respective party for use herein. If such indemnifications are unavailable or insufficient, the Company and the Underwriter have agreed to damage contribution arrangements between them based upon relative benefits received from this Offering and relative fault resulting in such damages.

   While the Underwriter commenced operations in 1994, it has acted as an underwriter in public offerings of securities in only three (3) prior offerings. The Underwriter's lack of experience may have an adverse impact on its ability to market the Common Stock offered hereby as well as the development and maintenance of a trading market for the Company's securities following this offering.

   The foregoing includes a brief summary of the Underwriting Agreement, a copy of which has been filed with the Securities and Exchange Commission as an Exhibit to the Registration Statement.

                 INDEMNIFICATION AND ANTI-TAKEOVER PROVISIONS

   The Company's Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by the laws of the State of Delaware, as the same may be amended and supplemented, indemnify its offi- cers and directors, and the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in which official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Company will have the power to purchase and maintain officers' and directors' liability insurance in order to insure against the liabilities for which such officers and directors are indemnified.

   Certain provisions of the Company's Certificate of Incorporation and By-Laws could have an anti-takeover effect, in that they could discourage acquisition bids for the Company or could make such an acquisition more difficult to accomplish. The provisions of the Certificate of Incorporation which could have such an effect, in addition to the provisions which authorize the Company to issue shares of preferred stock and additional shares of Common Stock, include the prohibition of taking of stockholder action by written consent without a meeting and provisions restricting to the Board of Directors the right to fill newly created directorships and preventing removal of directors without cause. The provisions of the By-Laws which may have such effect include advance notice requirements for stockholders' proposals and director nominations and, under certain circumstances, voting requirements with respect to amendment of the By-Laws.

   INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISION, OR OTHERWISE, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                LEGAL MATTERS

   The validity of the Common Stock offered hereby will be passed upon for the Company by Ruskin, Moscou, Evans & Faltischek, P.C., Mineola, New York. Michael L. Faltischek, a partner of such law firm, will become a director of the Company following the completion of the Offering.

   Certain legal matters will be passed upon for the Underwriter by Rubin Baum Levin Constant Friedman & Bilzin, Miami, Florida.

                                   EXPERTS

   The financial statements included in this Prospectus and Registration Statement for the years ended December 31, 1995 and December 31, 1996 with respect to the Company, have been audited by Farber, Blicht & Eyerman, L.L.P., independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the Registration Statement on Form SB-2 under the Act for the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information contained in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the Exhibits thereto, which may be inspected, without charge, at the Securities and Exchange Commission, or copies of which may be obtained from the Securities and Exchange Commission in Washington, D.C., and at the Northeast Regional Office at Seven World

Trade Center, New York, New York 10048, upon payment of the requisite SEC fees. Statements contained in this Prospectus as to the content of any contract or other document referenced are qualified by reference to the copy of such contract or other document filed as an Exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

   The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as management may determine to be appropriate and as may be required by law.

                       U.S. GOLF AND ENTERTAINMENT INC.

                             FINANCIAL STATEMENTS
                             AND AUDITORS' REPORT

                             FOR THE YEARS ENDED
                          DECEMBER 31, 1995 AND 1996

                       U.S. GOLF AND ENTERTAINMENT INC.

                        INDEX TO FINANCIAL STATEMENTS

                                                                                           Page Number
                                                                                         ---------------
Report of Independent Auditors  ......................................................         F-3
Balance Sheet at December 31, 1996  ..................................................      F-4 - F-5
Statements of Operations for the years ended December 31, 1995 and 1996  .............         F-6
Statements of Shareholders' Equity for the years ended December 31, 1995 and 1996  ...         F-7
Statements of Cash Flows for the years ended December 31, 1995 and 1996  .............         F-8
Notes to Financial Statements  .......................................................     F-9 - F-15


FARBER, BLICHT & EYERMAN, LLP
---------------------------------------------------------------------------------------------
Certified Public Accountants     255 Executive Drive, Suite 215     Telephone: (516) 576-7040
---------------------------------------------------------------------------------------------
                                 Plainview, NY 11803-1715           Facsimile: (516) 576-1232
---------------------------------------------------------------------------------------------

To the Board of Directors
U.S. Golf and Entertainment Inc.
Commack, New York

   We have audited the accompanying balance sheet of U.S. Golf and Entertainment Inc. as of December 31, 1996, and the related statements of operations, shareholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Golf and Entertainment Inc. at December 31, 1996 and the results of its operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

Plainview, New York
March 14, 1997 (except for Note 15,
   which is dated April     , 1997)

                        U.S. GOLF AND ENTERTAINMENT INC.

                                 BALANCE SHEETS

                                 ASSETS (NOTE 6)

                                                                                           (Note 2)
                                                                                          Pro forma
                                                                        December 31,     December 31,
                                                                       --------------   --------------
                                                                            1996             1996
                                                                       --------------   --------------
                                                                                         (Unaudited)
Current assets:
     Cash and cash equivalents (Notes 1(b) and 1(g)  ...............     $  149,965       $  453,965
     Due from shareholder (Note 3)  ................................          8,588            8,588
     Prepaid expenses  .............................................         27,239           27,239
                                                                       --------------   --------------
          Total current assets  ....................................        185,792          489,792
                                                                       --------------   --------------
Property and equipment, at cost, less accumulated depreciation and
   amortization (Note 4) ...........................................      2,603,348        2,603,348
                                                                       --------------   --------------
Other assets:
     Deferred costs, net of accumulated amortization of $16,814
        (Note 5) ...................................................        131,183          131,183
     Deferred public offering costs (Note 5)  ......................        173,837          173,837
     Deposits  .....................................................          2,000            2,000
                                                                       --------------   --------------
                                                                            307,020          307,020
                                                                       --------------   --------------
                                                                         $3,096,160       $3,400,160
                                                                       ==============   ==============


The accompanying notes are an integral part of the financial statements.

                       U.S. GOLF AND ENTERTAINMENT INC.

                                BALANCE SHEETS

                     LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                       (Note 2)
                                                                                      Pro forma
                                                                    December 31,     December 31,
                                                                   --------------   --------------
                                                                        1996             1996
                                                                   --------------   --------------
                                                                                     (Unaudited)
Current liabilities:
     Notes payable -- banks (Note 6)  ..........................    $   225,000      $   225,000
     Notes payable -- other (net of discounts of $566,000;
        $854,000 -- Pro Forma) (Note 13) .......................        270,000          286,000
     Accounts payable  .........................................        178,117          178,117
     Due to shareholders (Note 7)  .............................        404,475          404,475
     Unearned income (Note 1(e)  ...............................          8,449            8,449
     Loan payable (Note 8)  ....................................         12,500           12,500
     Accrued expenses and other current liabilities (Note 9)  ..        199,992          199,992
                                                                   --------------   --------------
          Total current liabilities  ...........................      1,298,533        1,314,533
                                                                   --------------   --------------
Deferred rent costs (Note 10)  .................................        246,838          246,838
                                                                   --------------   --------------
Commitments and contingencies (Note 10)
Shareholders' equity (Notes 1, 2, 12, 13, 14, and 15):
     Preferred stock -- par value $.001 per share:
          Authorized -- 1,000,000 shares
          Issued and outstanding shares -- none
     Common stock -- par value $.001 per share:
          Authorized -- 20,000,000 shares
          Issued and outstanding -- 1,265,000 shares  ..........          1,265            1,265
Additional paid-in-capital  ....................................      2,910,110        3,198,110
Deficit  .......................................................     (1,360,586)      (1,360,586)
                                                                   --------------   --------------
                                                                      1,550,789        1,838,789
                                                                   --------------   --------------
                                                                    $ 3,096,160      $ 3,400,160
                                                                   ==============   ==============

   The accompanying notes are an integral part of the financial statements.

                       U.S. GOLF AND ENTERTAINMENT INC.

                           STATEMENTS OF OPERATIONS

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                    1995           1996
                                                                ------------   ------------
Revenues  ...................................................    $  719,374     $  818,211
                                                                ------------   ------------
Operating expenses  .........................................     1,021,666      1,275,666
Selling, general and administrative expenses  ...............        87,555        173,150
                                                                ------------   ------------
                                                                  1,109,221      1,448,816
                                                                ------------   ------------
Operating loss  .............................................      (389,847)      (630,605)
Other expenses:
     Amortization of discounts attributable to warrants
        (Note 13) ...........................................            --       (226,000)
     Interest  ..............................................       (33,572)       (80,562)
                                                                ------------   ------------
Net loss  ...................................................    $ (423,419)    $ (937,167)
                                                                ============   ============
Net loss per share  .........................................    $     (.33)    $     (.74)
                                                                ============   ============
Number of shares used in computing net loss per share  ......     1,265,000      1,265,000
                                                                ============   ============

   The accompanying notes are an integral part of the financial statements.

                       U.S. GOLF AND ENTERTAINMENT INC.

                      STATEMENTS OF SHAREHOLDERS' EQUITY

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                           Common Shares
                                      -----------------------
                                        Number of                Additional
                                         Shares                    Paid-In
                                         Issued       Amount       Capital         Deficit          Total
                                       -----------   --------    ------------   --------------   ------------
Balance January 1, 1995  ...........    1,045,000     $1,045     $2,174,955      $        --      $2,176,000
Net loss for the year ended
  December 31, 1995 ................           --         --             --         (423,419)       (423,419)
                                       ===========   ========    ============   ==============   ============
Balance, December 31, 1995  ........    1,045,000      1,045      2,174,955         (423,419)      1,752,581
Proceeds from the issuance of
  common shares (net of related
  expenses of $10,000) .............    1,045,000      1,045        543,455               --         544,500
Redemption of common shares and
  warrants .........................     (845,000)      (845)      (470,280)              --        (471,125)
Common shares issued in
  connection with redemption
  of warrants ......................       20,000         20       (130,020)              --        (130,000)
Value attributed to warrants issued
  in connection with redemption of
  Common Shares and Warrants .......           --         --        792,000               --         792,000
Net loss for the year ended
  December 31, 1996 ................           --         --             --         (937,167)       (937,167)
                                       ===========   ========    ============   ==============   ============
Balance, December 31, 1996  ........    1,265,000     $1,265     $2,910,110      $(1,360,586)     $1,550,789
                                       ===========   ========    ============   ==============   ============

   The accompanying notes are an integral part of the financial statements.

                       U.S. GOLF AND ENTERTAINMENT INC.

                           STATEMENTS OF CASH FLOWS

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                       1995           1996
                                                                   ------------   ------------
Cash flows from operating activities:
     Net loss  .................................................    $(423,419)     $(937,167)
                                                                   ------------   ------------
Adjustments to reconcile net loss to net cash used in
   operations:
     Depreciation and amortization  ............................      169,845        218,402
     Deferred rent costs  ......................................      168,260         78,578
     Amortization of discounts attributable to warrants  .......           --        226,000
     Issuances of common shares for services rendered  .........           --          2,500
Changes in assets and liabilities:
     Construction bond receivable  .............................      (65,000)        65,000
     Prepaid expenses  .........................................       16,948         25,098
     Accounts payable  .........................................       28,117       (256,310)
     Unearned income  ..........................................       16,908         (8,459)
     Accrued expenses and other current liabilities  ...........        5,655        187,469
                                                                   ------------   ------------
          Total adjustments  ...................................      340,733        538,278
                                                                   ------------   ------------
Net cash used in operations  ...................................      (82,686)      (398,889)
                                                                   ------------   ------------
Cash flows used in investing activities:
     Purchase of property and equipment  .......................     (747,627)       (11,921)
     Deferred public offering costs  ...........................           --       (173,837)
     Other deferred costs incurred  ............................      (16,848)       (22,948)
                                                                   ------------   ------------
Net cash used in investing activities  .........................     (764,475)      (208,706)
                                                                   ------------   ------------
Cash flows from financing activities:
     Proceeds from issuance of common shares  ..................      660,000        552,000
     Short-term financing, bank  ...............................      215,000             --
     Payments on short-term financing, bank  ...................     (190,000)      (100,000)
     Borrowings from shareholders  .............................      199,450         80,025
     Loans to shareholders  ....................................      (15,588)            --
     Other short-term borrowings  ..............................           --         12,500
     Collection of shareholder loans  ..........................           --          7,000
     Cash overdraft  ...........................................      (21,456)       (19,185)
     Proceeds from private placement  ..........................           --        836,000
     Redemption of common shares  ..............................           --       (601,125)
     Costs associated with the issuances of common shares  .....           --        (10,000)
                                                                   ------------   ------------
Net cash provided by financing activities  .....................      847,406        757,215
                                                                   ------------   ------------
Net increase in cash  ..........................................          245        149,620
Cash, beginning of year  .......................................          100            345
                                                                   ------------   ------------
Cash, end of year  .............................................    $     345      $ 149,965
                                                                   ============   ============
Supplemental disclosure of cash flow information:
  Cash paid during year:
    Interest  ..................................................    $  37,000      $  28,000
                                                                   ============   ============

   The accompanying notes are an integral part of the financial statements.

                       U.S. GOLF AND ENTERTAINMENT INC.
                        NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of operations and basis of preparation

   On May 17, 1996, U.S. Golf and Entertainment Inc. (the "Company") was incorporated in the State of Delaware to develop and become a national owner/operator of upscale, high-volume, golf practice and instructional centers and related recreational facilities. The Company has had no operations since inception through December 31, 1996 except as discussed in the following paragraph.

   Commack Golf and Family Recreation Center, L.P., a New York limited partnership (the "Partnership") was organized in July, 1994, to construct, develop and operate the Commack Golf and Family Recreation Center, which commenced operations in March, 1995. In November, 1995, United Acquisition I Corp. (whose name was changed to U.S. Golf and Entertainment Corp. in April, 1996, ("US Golf Corp."), was incorporated and through December 31, 1996, basically has had no operations. US Golf Corp. was not affiliated with the Partnership when incorporated. US Golf Corp. received equity investments from its founding shareholders in the amount of $54,500, $41,200 of which were loaned to the Partnership in March, 1996 in anticipation of the Company's acquisition of the Partnership. In May, 1996, US Golf Corp. raised an additional $500,000 from the sale of its common shares and warrants, of which approximately $450,000 was also loaned to the Partnership. In June, 1996, the Company, entered into exchange agreements with (i) the shareholders of US Golf Corp., whereby the shareholders of US Golf Corp. exchanged their common shares and warrants for 1,045,000 common shares and 2,020,000 warrants of the Company and (ii) the general and limited partners of the Partnership, whereby the partners exchanged their partnership interests for an aggregate of 1,045,000 common shares of the Company. In November, 1996, 845,000 common shares of the Company and warrants to purchase 2,020,000 common shares of the Company which were issued in connection with the aforementioned exchange with US Golf Corp. was redeemed by the Company in consideration of $601,125 (Note
13). The aforementioned exchanges were accounted for as a reverse acquisition, since the transaction was in effect, equivalent to the issuance of common shares by the Partnership for the net monetary assets of the aforementioned other entities, accompanied by a recapitalization where no goodwill or other intangible was recorded. The financial statements of the Company at December 31, 1996 represent the combined financials of all the aforementioned entities.

   The following unaudited pro forma summary combines the results of operations of the entities from the commencement of operations, after giving effect to the increase in officer's compensation based upon employment agreements (Note 14), the interest expense associated with the acquisition funding and the amortization of the discount attributable to the value of the warrants issued in connection with the November, 1996 Private placement (Note
13). The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations as they would have been, had the transactions been effective on the assumed dates.
                                                         Pro forma
                                            ---------------------------------
                                                 Years ended December 31,
                                            ---------------------------------
                                                 1995               1996
                                             ------------       --------------
                                             (unaudited)         (unaudited)
Revenue  ..............................       $  719,374         $   818,211
Net loss  .............................       $ (919,419)        $(1,495,267)
Net loss per share  ...................       $     (.73)        $     (1.18)
Number of shares used in computing net
  loss per share ......................        1,265,000           1,265,000

   b. Cash equivalents

   The Company considers time deposits with an original maturity of less than three months when purchased to be cash equivalents. At December 31, 1996, the Company had $152,000 on deposit in a money market account, the value of which approximated market.

                       U.S. GOLF AND ENTERTAINMENT INC.
                        NOTES TO FINANCIAL STATEMENTS
        FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996  - (Continued)

1. Summary of Significant Accounting Policies  - (Continued)

   c. Method of depreciation

   Depreciation and amortization of property and equipment has been calculated on the straight-line method for financial reporting purposes. For tax reporting purposes, the Company uses the straight-line or accelerated methods of depreciation.

   Expenditures for maintenance, repairs, renewal and betterments are reviewed by the Company and only those expenditures representing improvements to property and equipment are capitalized. At the time property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and accumulated depreciation accounts and the gain or loss on such disposition is reflected in income.

   In 1995, the Company adopted Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The adoption of FAS 121 had no material effect on the financial statements.

   d. Fair value of financial instruments

   Effective for fiscal years ending after December 15, 1995, Statement of Financial Accounting Standards No. 107 requires entities with total assets less than $150 million to disclose the fair value of financial instruments recognized in the balance sheet. At December 31, 1996, the carrying amounts of the Company's financial instruments, including cash, receivables, accounts payable, and notes and non-related loans payable approximate fair value. It is not practicable to determine the fair values of the receivable from and loans payable to certain shareholders.

   e. Revenue recognition

   Revenue is recognized by the Company when its services are rendered to its customers. Revenues from annual membership and the sale of gift certificates are deferred as unearned income at the time of receipt and are credited to income when earned on a straight-line basis or redeemed.

   f. Use of estimates

   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. The most significant estimates made are for the recoverability of property and equipment and deferred costs. Actual results could differ from those estimates.

   g. Concentration of credit risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of periodic temporary investments of excess cash. The Company places its excess cash in high quality, short-term and uninsured money market instruments through one financial institution. In addition, the Company maintains its daily cash balances with financial institutions insured by the FDIC. At times, such cash balances may be in excess of the FDIC insurance limit.

   h. Loss per share

   Loss per share is computed based on the weighted average number of common shares outstanding. In computing loss per share, common share equivalents are omitted because they are antidilutive. The loss per share was computed giving effect to 2,090,000 shares issued in connection with the exchange agreements
Note 1(a) and the Company's redemption of 825,000 common shares (Note 13).

2. UNAUDITED PRO FORMA BALANCE SHEET

   The unaudited pro forma balance sheet has been prepared as of December 31, 1996 to give effect to the (i) private sale of five Units in March, 1997 aggregating $380,000, of which $76,000 was used to repay one of the lenders in connection with the private sale of Units in November, 1996 (Note 13) and
(ii) the discount of $288,000 attributable to the value of the warrants issued in connection with the aforementioned sale of the Units.

                       U.S. GOLF AND ENTERTAINMENT INC.
                        NOTES TO FINANCIAL STATEMENTS
          FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996 - (Continued)

3. DUE FROM SHAREHOLDER

   Amounts due from a shareholder aggregating $8,588 at December 31, 1996, is due on demand and is non- interest bearing.

4. PROPERTY AND EQUIPMENT

   Property and equipment consists of the following:
                                                Estimated
                                                 useful         December 31,
                                                  lives             1996
                                              -------------     --------------
Leasehold improvements  ..................   15 years (*)        $2,873,387
Furniture and fixtures  ..................    7 years                34,798
Machinery and equipment  .................    5 years                66,596
                                                                --------------
                                                                  2,974,781
Accumulated depreciation and amortization                           371,433
                                                                --------------
                                                                 $2,603,348
                                                                ==============
(*) Over life of lease (Note 10)

5. DEFERRED COSTS

   Deferred costs consist substantially of costs to acquire the land lease. These costs are being amortized on a straight-line basis over the life of the lease (fifteen years).

   Deferred public offering costs arose from certain professional fees and other related costs in connection with the proposed public sale of the Company's common shares (Note 15). These costs have been deferred and will be charged to shareholders' equity upon successful completion of the sale of common shares or charged to operations if the sale is not completed.

6. NOTES PAYABLE -- BANK

   The Company, at December 31, 1996 has a $140,000 note payable to a bank bearing interest at the rate of 2% above the banks prime lending rate (10.25% per annum at December 31, 1996). The note, as amended, is payable on demand and collateralized by all the assets of the Company. The note is guaranteed by certain shareholders and matures on May 4, 1997.

   In addition, the Company, at December 31, 1996, has a note payable of $85,000 to another bank. The note bears interest at the rate of 1 1/2% above the bank's prime interest rate per annum (9.75% at December 31, 1996). The note, as amended, matures on May 19, 1997 with interest at the rate of 9 3/4% per annum. The obligation is guaranteed by certain shareholders of the Company.

7. DUE TO SHAREHOLDERS

   The amounts payable to shareholders as at December 31, 1996 are non-interest bearing and are payable on demand.

8. LOAN PAYABLE

   As at December 31, 1996, the Company is obligated under a non-interest bearing demand loan in the amount of $12,500.

                       U.S. GOLF AND ENTERTAINMENT INC.
                        NOTES TO FINANCIAL STATEMENTS
          FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996 - (Continued)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

   Accrued expenses at December 31, 1996 are comprised of the following:
Payroll  ..........................................................    $ 33,000
Interest  .........................................................      55,000
Professional fees  ................................................      30,000
Balance of obligation relating to the Company's redemption of
  common shares and warrants (Note 13) ............................      64,000
Sundry  ...........................................................      17,992
                                                                      ---------
                                                                       $199,992
                                                                      =========
10. COMMITMENTS AND CONTINGENCIES

   a. The Company leases its land under a ground lease for an initial term of 15 years, with two successive renewal periods of five years each. The lease is scheduled to expire in April, 2010. Future minimum rentals required as of December 31, 1996 under the lease are as follows:

         1997  .................................................     $  500,000
         1998  .................................................        509,000
         1999  .................................................        523,000
         2000  .................................................        537,000
         2001  .................................................        550,000
         Thereafter  ...........................................      5,120,000
                                                                     ----------
                                                                     $7,739,000
                                                                     ==========

   The Company records a liability for deferred rent costs to the extent that the rental commitment, amortized on a straight-line basis over the term of the lease, exceeds actual lease payments.

   Rental payments under the lease range from an initial $450,000 to $665,000 per annum. The lease also provides for rent increases based upon various percentages over stated gross revenue of the Company. The Company is responsible for all related rental expenses on the property. Rent expense for the years ended December 31, 1995 and 1996 approximated $469,000 and $562,000, respectively.

   b. The Company is subject to a broad range of various federal, state and local laws, ordinances and regulations, that as an owner or operator of real property, may involve general liability for the costs of removal or remediation of hazardous substances. The Company has not been advised of any non-compliance or violation of any environmental laws or regulations and the Company believes that it is in substantial compliance with all such laws and regulations applicable to the Commack Golf Center. The Company, however, has not performed any environmental studies on the Commack Golf Center and, as a result, there may be potential liabilities and/or conditions of which the Company is not aware. If any such liabilities or conditions arise with respect to the Commack Golf Center or any other facility which may be constructed, acquired or operated by the Company in the future, said liabilities and remedial cost could be material.

11. INCOME TAXES

   The Company, as of December 31, 1996, has available approximately $700,000 of net operating loss carry forwards (expiring through the year 2011) to reduce future Federal and state income taxes. Since there is no guarantee that the related deferred tax asset will be realized by reduction of taxes payable on taxable income during the carry forward period, a valuation allowance has been computed to offset in its entirety the deferred

                       U.S. GOLF AND ENTERTAINMENT INC.
                        NOTES TO FINANCIAL STATEMENTS
        FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996  - (Continued)

11. Income Taxes  - (Continued)

tax asset attributable to this net operating loss in the amount of approximately $283,000. Prior to the exchanges (Note 1), losses incurred by the Partnership were included in the personal returns of the former partners. The Partnership does not pay any income taxes.

12. STOCK OPTION PLANS

   The Company maintains two stock option plans, as amended, pursuant to which an aggregate of 1,000,000 shares of Common Stock may be granted.

   The 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors and the stockholders of the Company on November 4, 1996. Under the 1996 Plan, as amended, 900,000 shares of Common Stock have been reserved for issuance upon exercise of options designated as either (i) incentive stock options ("ISOs") under the Internal Revenue Code (the "Code"), or (ii) non-qualified options. ISOs may be granted under the 1996 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

   The 1996 Plan is administered by the Board of Directors or by a stock option committee selected by the Board. ISOs granted under the 1996 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). Non-qualified options granted under the 1996 Plan may not be granted at a price less than 85% of the fair market value of the Common Stock on the date of grant (or the fair market value in the case of persons holding 10% or more of the voting stock of the Company). The 1996 Plan will terminate in December, 2006. The term of each option granted under the 1996 Plan will expire not more than ten years from the date of grant (or five years from the date of grant in the case of persons holding 10% or more of the voting stock of the Company). As of the date hereof, 500,000 options have been granted under the 1996 Plan to the Company's President; 120,000 of such options are designated as ISOs as defined in the Code (20,000 of which will vest on December 31, 1996 and the balance of which shall vest ratably per quarter for 20 quarters commencing on March 31, 1997). The remaining 380,000 options are Non-Qualified Options as defined in the Code, 30,000 of which will vest on December 31, 1996 and the remainder of which shall vest ratably per quarter for 20 quarters commencing on March 31, 1997. In addition, 100,000 options have been granted under the 1996 Plan to the Chairman of the Board of Directors of the Company and 50,000 to the Company's Vice President. Their options vest ratably per quarter over a period of five years commencing December 31, 1996. All the aforementioned granted options are exercisable at a price of $6.50 per share and expire in ten years from date of grant.

   The 1996 Non-Employee Director Stock Option Plan (the "Directors Plan") was adopted and approved by the Board of Directors and the stockholders of the Company on November 4, 1996. Options to purchase an aggregate of 100,000 shares of Common Stock may be issued pursuant to the Directors Plan. Pursuant to the terms of the Directors Plan, each independent unaffiliated Director automatically will be granted, subject to availability, without any further action by the Board of Directors; (i) a non-qualified option to purchase 5,000 shares of Common Stock upon their elections to the Board of Directors; and (ii) a non-qualified option to purchase 5,000 shares of Common Stock on the date of each annual meeting of stockholders following their election to the Board of Directors at which they are re-elected to the Board. The exercise price of each option is the fair market value of the Common Stock on the date of grant. Each option expires five years from the date of grant and vests in two annual installments of 50% each on the first and second anniversary of the date of grant. As of the December 31, 1996, options to acquire 5,000 shares of Common Stock at an exercise price of $6.50 per share, have been granted under the Directors Plan.

   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standard No 123, "Accounting for Stock-Based
Compensation ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for the stock option plans for the year ended December 31, 1996. Had compensation cost for

                       U.S. GOLF AND ENTERTAINMENT INC.
                        NOTES TO FINANCIAL STATEMENTS
        FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996  - (Continued)

12. Stock Option Plans  - (Continued)

the Company's two stock option plans been determined based on the fair value at the vesting date for awards in 1996 consistent with the provisions of SFAS No. 123, the Company's net losses and loss per share would have been increased to the pro forma amounts indicated below:
                                                                For the year
                                                                    ended
                                                                December 31,
                                                                --------------
                                                                    1996
                                                                --------------
Net Loss -- as reported  ...........................            $   (937,167)
Net Loss -- pro forma (unaudited)  .................            $ (1,136,194)
Loss per share -- as reported  .....................            $       (.74)
Loss per share -- pro forma
  (unaudited) ......................................            $       (.90)

   The fair values of each option granted is estimated on the vesting date using the Black-Scholes option- pricing model with the following weighted-average assumptions used for grants in 1996: dividend yield of 0%, expected volatility of 30.00%, risk-free interest rate of 6.7% and expected lives of 10 years.

13. PRIVATE PLACEMENTS

   On November 8, 1996, the Company obtained bridge financing of $836,000 from the private sale of eleven Units, each Unit consisting of (i) a 15% promissory note (the "Note") of the Company in the principal amount of $76,000 and (ii) warrants to purchase 10,000 shares of common shares of the Company (subject to anti- dilution provisions). Each Warrant entitles the holder to purchase, commencing 12 months after the effective date of the Proposed Public Offering (Note 15), one common share at an exercise price equal to $0.10 per share (subject to anti-dilution provisions) for a period of five years from the date of closing of the proposed public offering. The notes are payable upon the earlier to occur of October 23, 1998 or five business days following the closing of the proposed public offering of the securities of the Company. The proceeds from the sale of these Units were used to redeem 845,000 common shares and warrants to purchase 2,020,000 common shares of the Company for a total consideration of $601,125 (Note 1). The Company used the balance of the proceeds for working capital.

   In connection with the redemption of the aforementioned common shares and warrants, the Company issued 20,000 common shares to one of the Company's shareholders as additional consideration for the surrender of 150,000 of his warrants. The Company has attributed a value of $792,000 to the warrants as a discount associated with the cost of selling the Units and is amortizing such costs over the period the related debt is contemplated to be outstanding. Amortization for the year ended December 31, 1996 amounted to $226,000. The unamortized portion of these costs as of December 31, 1996, aggregating $566,000 has been offset against the related note payable of $836,000.

   In March, 1997, the Company obtained additional financing of $380,000 from the private sale of another five Units, with the same terms as the original private sale in November, 1996.

14. EMPLOYMENT AGREEMENTS

   The Company entered into an employment agreement commencing on September 16, 1996 with its President. The Agreement provides for annual base compensation of $125,000 through the period ending December 31, 1997, $150,000 for the year ending December 31, 1998 and $200,000 per year through the period ending December 31, 2001, as well as options to purchase 500,000 shares of Common Stock. In addition, the Company entered into five year employment agreements, commencing with the effective date of the proposed public offering (Note 15), with its Chairman of the Board of Directors and Vice President. In accordance with their respective contracts, the Chairman of the Board of Directors and Vice President are entitled to annual compensation of $30,000 and $25,000, respectively, as well as options to purchase 100,000 and 50,000 common shares, respectively. See Note 12 for details of the options granted the aforementioned officers. The Chairman of the Board of Directors and the Company's Senior Vice President will devote their respective time to the business of the Company on an as-needed basis.

                       U.S. GOLF AND ENTERTAINMENT INC.
                        NOTES TO FINANCIAL STATEMENTS
          FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996 - (Continued)

15. PROPOSED PUBLIC OFFERING

   On November 6, 1996, (as amended on _______), the Company entered into a letter of intent with an underwriter to sell, on a firm commitment basis, 1,270,000 shares of common stock (subject to an additional 190,500 common shares if the underwriter exercises an over-allotment option in full). It is currently estimated that the initial public offering price of the Common Stock will be between $6.25 and $6.75 per share. The letter of intent also provides, among other things, for up to an additional 700,000 common shares to be registered on behalf of certain selling shareholders and if the common shares are sold prior to the second anniversary of the effective date of the public offering, such shareholders will receive $2.90 per share in the case of 500,000 common shares and $1.25 per share in the case of 200,000 common shares. Any proceeds in excess of the $2.90 and $1.25 per share will be retained by the Company.

16. LIMITED PARTNERSHIP AGREEMENT

   On March 14, 1997, the Company entered into a Limited Partnership Agreement (the "Agreement"), to develop an 18-hole public golf course, driving range and instructional center in Monticello, New York. The Company will contribute $25,000 and pursuant to the Agreement, agreed to commit another $475,000 within five days after completion of the proposed public offering (Note 15). The Company will also contribute $500,000 no later than July 1, 1997. The terms of the Agreement include profit and loss sharing in accordance with respective percentage ownership interests, limited liability for limited partners and limitation on transfer of ownership interests.

===============================================================================
   No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any
Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information contained herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.
                                    ------
                              TABLE OF CONTENTS

                                                                       Page
                                                                      --------
Prospectus Summary  ...........................                           3
Risk Factors  .................................                           6
Use of Proceeds  ..............................                          12
Dilution.  ....................................                          13
Capitalization.  ..............................                          14
Dividend Policy  ..............................                          15
Selected Financial Data  ......................                          15
Management's Discussion and Analysis of
  Financial Condition and Results of Operations                          16
Business  .....................................                          19
Management  ...................................                          24
Principal Stockholders  .......................                          27
Certain Transactions  .........................                          28
Description of Securities  ....................                          29
Shares Eligible for Future Sale  ..............                          30
Selling Stockholders; Plan of Distribution  ...                          31
Underwriting  .................................                          34
Indemnification and Anti-takeover
  Provisions ..................................                          36
Legal Matters  ................................                          36
Experts  ......................................                          36
Additional Information  .......................                          36
Financial Statements  .........................                         F-1

                                    ------

   Until 25 days after the announcement of the termination of this Offering, all dealers effecting transactions in registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

===============================================================================

===============================================================================


                       U.S. GOLF AND ENTERTAINMENT INC.




                       1,270,000 Shares of Common Stock




                                    ------
                                  PROSPECTUS
                                    ------





                      First United Equities Corporation





                                       __, 1997

===============================================================================

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145 of the Delaware General Corporation Law (the "DGCL") gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The same Section also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Also, the Section states that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

   Article Twelfth of the Registrant's Certificate of Incorporation provides that: The corporation shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."

   The Registrant's by-laws provide language substantially in the following form: (a) The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to be a trustee, director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a trustee, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees and expenses), judgment, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of any such action, suit, proceeding or claim. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person; (b) The Corporation may purchase and maintain insurance on any person who is or was a trustee, director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a trustee, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability incurred by him in any such position or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability.

   Section 102(b)(7) of the DGCL, enables corporations to adopt provisions in their certificates of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders: (ii) for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. Such provision does not eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Section 102(b)(7) has no effect on the availability of equitable remedies, such as injunctions or rescission, for breach of fiduciary duty. The registrant's Certificate of Incorporation provides that the personal liability of the directors of the corporation is eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the DGCL, as the same may be amended or supplemented.

   See Section 7 of the form of the Underwriting Agreement filed as Exhibit
1.1 to the Registration Statement for certain provisions relating to indemnification of the registrant and its officers, directors and controlling persons.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the various expenses payable by the Registrant, in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASDAQ listing fee, the NASD filing fee and the Underwriter's non-accountable expense allowance.

SEC registration fee  ..........................                   $   13,141
NASDAQ listing fee  ............................                       10,000
NASD filing fee  ...............................                        1,765
Blue Sky fees and expenses  ....................                       30,000
Printing and engraving expenses  ...............                      120,000
Legal fees and expenses  .......................                      175,000
Accounting fees and expenses  ..................                       50,000
Underwriter commissions  .......................                      825,500
Underwriter's non-accountable expense allowance                       247,650
Miscellaneous  .................................                        3,944
                                                                   ===========
     Total  ....................................                   $1,477,000
                                                                   ===========


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

   Within the past three years, the Registrant has issued securities without registration under the Act, as follows:

   1. In November, 1995, U.S. Golf Corp. issued and sold 545,000 shares of common stock and 520,000 common stock purchase warrants to various founding stockholders for an aggregate purchase price of $54,500.

   2. In May, 1996, U.S. Golf Corp. issued and sold 500,000 shares of common stock and 1,500,000 common stock purchase warrants to various purchasers in connection with a private financing for an aggregate purchase price of $500,000.

   3. In June, 1996, (i) the general and limited partners of the Commack Partnership exchanged their partnership interests for an aggregate of 1,045,000 shares of Common Stock and (ii) the stockholders of U.S. Golf Corp. exchanged their shares of common stock and warrants for 1,045,000 shares of Common Stock and 2,020,000 Class A Warrants.

   4. In November, 1996, the Company issued and sold to various accredited investors for an aggregate of $836,000, an aggregate of (i) $836,000 of 15% promissory notes and (ii) warrants to acquire 110,000 shares of Common Stock.

   5. In November, 1996, the Company issued 20,000 shares of Common Stock to a former stockholder of U.S. Golf Corp. in exchange for the surrender of his Class A Warrants.

   6. In March, 1997, the Company issued and sold to various accredited investors for an aggregate of $380,000, an aggregate of (i) $380,000 of 15% promissory notes and (ii) warrants to acquire 50,000 shares of Common Stock.

   The issuances described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant or otherwise to information about the Registrant.

ITEM 27. EXHIBITS

 1.1        Form of Amended Underwriting Agreement
10.13       Form of Lease Agreement with Murray L. Beer
10.24       Limited Partnership Agreement of The Island Glen Country Club, L.P.
24.1        Consent of Farber, Blicht & Eyerman, LLP, Independent Certified Public Accountants
24.2        Consent of Ruskin, Moscou, Evans & Faltischek, P.C.
25.1        Power of Attorney (included on signature page)

ITEM 28. UNDERTAKINGS

   (a) The undersigned Company hereby undertakes that:

       (1) It will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by section 10(a)(3) of the Act;

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

          Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) Include any additional or changed material information on the plan of distribution.

       (2) For determining liability under the Act, it shall treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

       (3) It will file a post-effective amendment to remove from registration any of the Common Stock that remains unsold at the end of the offering.

       (4) It will provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

       (5) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (6) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Commack, New York, on April 11, 1997.


                                          U.S. GOLF AND ENTERTAINMENT INC.





                                          By: /s/ EDWARD C. ROSS
                                             ---------------------------------
                                             Edward C. Ross, Chairman

   Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes each of Edward C. Ross, Stuart Goldstein and Chuck Workman with full power of substitution to execute in the name of such person and to file any amendment or post-effective amendment to this Registration Statement (or any Registration Statement filed pursuant to Rule 462) making such changes in this Registration Statement as the Registrant deems appropriate and appoints each of Edward C. Ross, Stuart M. Goldstein and Chuck Workman with full power of substitution, attorney-in-fact to sign and to file any amendment and post-effective amendment to this Registration Statement.

         Signature                            Title                             Date
         ---------                            -----                             ----
/s/ EDWARD C. ROSS             Chairman of the Board, Chief Financial       April 11, 1997
---------------------------    Officer and Director (Principal
Edward C. Ross                 Financial and Accounting Officer)


/s/ STUART M. GOLDSTEIN        President, Chief Executive Officer and       April 11, 1997
---------------------------    Director
Stuart M. Goldstein


/s/ CHUCK WORKMAN              Senior Vice President and Director           April 11, 1997
---------------------------
Chuck Workman


/s/ GARRY HOWATT               Director                                     April 11, 1997
---------------------------
Garry Howatt

                                EXHIBIT INDEX

Exhibit
-------
 1.1        Form of Amended Underwriting Agreement
10.13       Form of Lease Agreement with Murray L. Beer
10.24       Limited Partnership Agreement of The Island Glen Country Club, L.P.
24.1        Consent of Farber, Blicht & Eyerman, LLP, Independent Certified Public Accountants
24.2        Consent of Ruskin, Moscou, Evans & Faltischek, P.C.
25.1        Power of Attorney (included on signature page)